QuickLinks -- Click here to rapidly navigate through this document

Exhibit 10.1

        STOCK PURCHASE AGREEMENT

BY AND BETWEEN

HEALTH NET, INC.

AND

FIRST HEALTH GROUP CORP.

DATED AS OF SEPTEMBER 2, 2003

i

4.3	Access and Information.	18
4.4	Non-Compete Agreement; Non-Solicitation of Employees.	18
4.5	Public Announcements.	18
4.6	Further Actions.	19
4.7	Tax Obligations.	20
4.8	Cooperation and Indemnification for Tax Matters; Exclusivity.	22
4.9	Transfer Taxes; Tax Sharing Agreements.	24
4.10	Employees.	24
4.11	Updates to Schedules.	25
4.12	Contact with Customers and Suppliers.	26
4.13	Use of Name and Marks and Affiliation Statement.	26
4.14	Section 338(h)(10) Election.	26
4.15	Purchaser's Access to Seller's Network.	27
4.16	License Agreement.	27
4.17	Transition Services Agreement.	27
4.18	PPO Services Agreement.	27
4.19	Confidentiality.	27
4.20	Divestiture of Group Health Business.	28
4.21	Divestiture of HN Services.	28
4.22	Cancellation of Intercompany Accounts.	28
ARTICLE V CONDITIONS PRECEDENT		28
5.1	Conditions to Obligations of Each Party.	28
5.2	Conditions to Obligations of the Seller.	29
5.3	Conditions to Obligations of the Purchaser.	29
ARTICLE VI INDEMNIFICATION		30
6.1	By the Seller.	30
6.2	By the Purchaser.	32
6.3	Indemnification Procedures.	32
6.4	Treatment of Indemnity Payment.	34
6.5	Mitigation of Loss.	34
6.6	Exclusivity of Indemnification Provision.	34
6.7	Survival of Representations and Warranties.	34
ARTICLE VII DEFINITIONS AND INTERPRETATION		34
7.1	Definitions.	34
7.2	Interpretation.	40
7.3	Schedules.	40
ARTICLE VIII GENERAL PROVISIONS.		40
8.1	Modification; Waiver.	40
8.2	Entire Agreement.	40
8.3	Relationship Between the Parties.	40
8.4	Termination.	41
8.5	Expenses.	41
8.6	Further Assurances.	41
8.7	Notices.	41
8.8	Assignment.	42
8.9	No Third-Party Beneficiaries.	43
8.10	Counterparts.	43
8.11	Governing Law.	43
8.12	Waiver of Punitive and Other Losses and Jury Trial.	43

ii

STOCK PURCHASE AGREEMENT

        STOCK PURCHASE AGREEMENT, dated as of September 2, 2003, by and between HEALTH NET, INC., a Delaware corporation (the "Seller"), and FIRST HEALTH GROUP CORP., a Delaware corporation (the "Purchaser").

W I T N E S S E T H:

        WHEREAS, the Seller owns 1,000 shares of common stock, no par value, of Health Net Employer Services, Inc., a California corporation (the "Company"), being all of the issued and outstanding shares of the capital stock of the Company (the "Shares");

        WHEREAS, the Seller wishes to sell the Shares to the Purchaser, and the Purchaser wishes to purchase the Shares from the Seller, on the terms and conditions and for the consideration described in this Agreement (defined terms having the meanings indicated in Article VII); and

        WHEREAS, the Seller and Purchaser desire that Health Net Services, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("HN Services"), and the Company Group's Group Health Business, as defined herein, be excluded from the purchase and sale transaction contemplated by this Agreement.

        NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties made herein and of the mutual benefits to be derived herefrom, the parties hereto agree as follows:

ARTICLE I
SALE AND PURCHASE

        1.1    Sale and Purchase of the Shares; Purchase Price.

        (a)   Shares. Subject to the terms and conditions of this Agreement, at the Closing, the Seller will sell, assign, transfer and deliver to the Purchaser, and the Purchaser will purchase, all of the Shares for the consideration set forth in Section 1.1(b).

        (b)   Purchase Price. The consideration to be paid by the Purchaser at the Closing for the Shares shall be an amount equal to $80,000,000 (the "Purchase Price"), payable in the manner set forth in Section 1.2. Prior to the Closing Date, the Purchaser and the Seller shall agree to an allocation of the Purchase Price as between the Shares, the Workers' Compensation Network Access Agreement and the Non-Compete Agreement.

        1.2    Closing.

        The closing of the sale and purchase of the Shares (the "Closing") will take place at the offices of Latham & Watkins, LLP, 233 South Wacker Drive, Suite 5800, Chicago, Illinois 60606 at 10:00 A.M., local time, on the last day of the month in which the last of the conditions described in Article V are satisfied or waived or at such other date and time as the parties may agree to in writing (the "Closing Date"). At the Closing:

          (a)   the Seller will deliver to the Purchaser, free and clear of any Liens, the certificates representing the Shares duly endorsed in blank or accompanied by stock or other appropriate transfer powers duly executed in blank, and accompanied by all requisite stock transfer stamps;

          (b)   the Purchaser will pay the Purchase Price to the Seller by wire transfer of immediately available funds to previously designated accounts of the Seller

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SELLER

        Except as otherwise disclosed on any of the Schedules to this Agreement, the Seller represents and warrants to the Purchaser as follows in Sections 2.1 through 2.28. For purposes of the representations and warranties of the Seller contained herein, disclosure in any Schedule delivered pursuant to this Agreement shall be deemed to qualify all representations or warranties by the Seller calling for disclosure of such information so long as it is reasonably apparent from a reading of such Schedule that it applies to other representations and warranties contained herein.

        2.1    Corporate Matters.

        The Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to own, lease and operate its assets and to carry out its business as now conducted. The Seller has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party have been duly and validly authorized by all necessary action of the Seller and no additional authorization on the part of the Seller is necessary in connection with the execution, delivery and performance of this Agreement and such other Transaction Documents. This Agreement constitutes, and such other Transaction Documents upon execution will constitute, the legal, valid and binding obligations of the Seller, enforceable against it in accordance with their respective terms, except as limited by laws affecting the enforcement of creditors' rights generally or by general equitable principles. Except as set forth on Schedule 2.1, the execution, delivery and performance by the Seller of this Agreement and such other Transaction Documents does not and will not conflict with, contravene, result in a violation or breach of or default, or give rise to any right of termination, cancellation or acceleration (with or without the giving of notice or the lapse of time or both), or result in the creation of any Lien upon any of the assets of the Seller, in each case under (i) any Law applicable to the Seller or the Company, (ii) any material contract or agreement to which the Seller is a party or any Contract, or (iii) the organizational documents of the Seller or the Company, except, in the case of clauses (i) and (ii), for conflicts, violations, breaches and defaults that, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect.

        2.2    Consents and Approvals.

        Except as set forth on Schedule 2.2, no Governmental Action nor any consent, approval, waiver, permit, agreement, license, filing with or notice to any other Person is required on the part of the Seller or any Company Group member in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement and the other Transaction Documents to which the Seller is a party, except (i) filings, consents or approvals required under the HSR Act, (ii) the regulatory or other approvals or filings, consents, approvals, waivers, permits, agreements, licenses and notices set forth on Schedule 2.2, and (iii) others that, if not made or obtained, would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

        2.3    Corporate Matters relating to the Company Group.

        (a)   Each Company Group member is duly organized, validly existing and in good standing under the laws of the jurisdictions of its organization, and has all requisite corporate power and authority to own, lease and operate its assets and to carry out its businesses as now conducted. Each Company Group member is duly qualified and licensed to do business and is in good standing in each jurisdiction in which the nature of its businesses or the properties owned or leased by them make such qualification or licensing necessary, which jurisdictions are listed on Schedule 2.3, except where the failure to be so qualified or licensed and in good standing, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect.

        (b)   The Subsidiaries set forth on Schedule 2.3(b) are the only Subsidiaries of the Company. None of the Subsidiaries set forth on Schedule 2.3(b) has any Subsidiaries and there is no Person in which the Subsidiaries set forth on Schedule 2.3(b) directly or indirectly owns any equity or other investing interest.

        2.4    Capitalization.

        The authorized capital stock, par value and the number of issued and outstanding shares of the capital stock of the Company Group members are set forth on Schedule 2.4. There are no outstanding shares of capital stock of the Company other than the Shares. All of the issued and outstanding shares of capital stock of each Company Group member, including the Shares, are duly authorized and validly issued, fully paid and non-assessable and none of them has been issued in violation of preemptive or similar rights. There are no declared or accrued but unpaid dividends or distributions with regard to any issued and outstanding shares of the capital stock of any Company Group member. Except for this Agreement, there are no options, warrants, pre-emptive rights, subscription rights, conversion rights, exchange rights, calls, repurchase or redemption arrangements or commitments of any kind, contingent or otherwise, related to the issuance, sale, redemption or registration of, or to acquire, sell, redeem or transfer, any shares of the capital stock of any Company Group member (including any security convertible into or exchangeable for any such shares of capital stock), and there are no voting trusts, proxies or other agreements or understandings with respect to the voting of any shares of the capital stock of the Company Group. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company Group.

        2.5    Title to Shares.

        Seller has good and marketable title to, and is the record and beneficial owner of, the Shares, and the delivery at the Closing of the certificates representing the Shares in the manner provided in Section 1.2 will transfer to the Purchaser good and marketable title to the Shares, free and clear of any Liens, other than Liens created by the Purchaser and subject to restrictions on transferability imposed by applicable federal and state securities laws.

        2.6    Financial Statements.

        Attached as Schedule 2.6 are or, prior to the Closing, will be (a) the Year -End Balance Sheet and unaudited consolidated statements of income, changes in owners' equity, and cash flow for the Company as of and for the fiscal year ended December 31, 2002 and the notes and schedules related thereto, together with the report on said Year-End Balance Sheet of the independent auditors for the Company Group, and (b) unaudited consolidated balance sheets and statements of income, changes in owners' equity, and cash flow for the Company as of and for the quarters ended March 31 and June 30, 2003 (the balance sheets and statements referred to in (a) and (b) shall be called the "Financial Statements"). The Financial Statements as of and for the quarters ended March 31 and June 30, 2003 are referred to as the "Interim Financial Statements". The Financial Statements (including the notes thereto) have been (or, when delivered, will be) prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, are (or, when delivered, will be) consistent with the books and records of the Company, and fairly present in all material respects the consolidated financial condition of the Company as of such dates and the results of operations, changes in owners' equity and cash flows of the Company as of the dates and for the periods indicated, subject, in the case of the Interim Financial Statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the absence of notes and schedules and other presentation items.

        2.7    Absence of Undisclosed Liabilities.

        The Company Group has no debts, commitments, liabilities or obligations of any nature, whether known, unknown, matured, unmatured, absolute, accrued, contingent or otherwise and whether due or to become due ("Liabilities"), that would be required by GAAP to be set forth on a consolidated balance sheet of the Company or in the notes thereto, except (i) as disclosed or reserved against in the Financial Statements, including the notes thereto or (ii) for liabilities or obligations that were incurred since June 30, 2003 in the ordinary course of business consistent in nature and amount with past practice. To the Knowledge of the Seller, there is no reasonable basis for the assertion against the Company Group of any Liability (other than Liabilities referred to in the preceding sentence) not fully reflected or reserved against in the Financial Statements.

        2.8    Accounts Receivable.

        Schedule 2.8 contains a schedule of the accounts receivable of the Company Group as of July 31, 2003 and a good faith estimate of the reserve for doubtful accounts which are reflected on the Financial Statements as of July 31, 2003. The accounts receivable of the Company Group represent valid obligations from sales made or services rendered in the ordinary course of business. To the Knowledge of the Seller, the face amounts shown on the schedule of accounts receivable set forth on Schedule 2.8 represent amounts owed to the Company Group, subject only to adjustments and reserves made in the ordinary course of business.

        2.9    Absence of Changes.

        Since December 31, 2002, the Company Group has carried on its respective businesses and conducted its operations and affairs in the ordinary course consistent with past practice and there has not been any event, condition or contingency that has resulted in or, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect and, except as disclosed on Schedule 2.9, the Company Group has not:

            (i)  incurred any indebtedness, liabilities or other obligations, except indebtedness, liabilities and obligations incurred in the ordinary course of business consistent with past practice;

           (ii)  mortgaged, pledged or subjected to any Lien any of its properties or assets, except for Permitted Liens;

          (iii)  suffered any material damage, destruction or loss to its property (whether or not covered by insurance);

          (iv)  changed its accounting practices or policies, except as required by GAAP or applicable Law;

           (v)  sold, transferred or otherwise disposed of or agreed to sell, transfer or otherwise dispose of any properties or assets, except in the ordinary course of business;

          (vi)  amended, terminated, cancelled or forgiven any material debts or claims or waived any other rights of substantial value;

         (vii)  declared or paid any dividend or other distribution to its shareholders with respect to its capital stock to, or redeemed or repurchased any of its capital stock from, any Person other than the Company Group members except Seller's customary sweeping of all excess cash from the Company Group and posting it as an intercompany receivable or reducing outstanding intercompany payables on the financial statements of the Company;

        (viii)  granted any increase, or announced any increase, in the wages, salaries, compensation, bonuses, incentives, pension or other benefits payable by the Company Group members to any of its employees, including, without limitation, any increase or change pursuant to any benefit plan, or established or increased or promised to increase any benefits under any benefit plan, in either case except as required by law or involving normal and customary salary increases consistent with the past practices of the Company Group (any such increases not to exceed 5% of the Company Group's aggregate payroll costs as of December 31, 2002);

          (ix)  made any capital expenditures or commitments for capital expenditures in excess of $25,000 individually or $100,000 in the aggregate;

           (x)  made any loans or advances to, or guaranteed any obligation or otherwise incurred any indebtedness on behalf of any Persons;

          (xi)  made any change (or authorized any change) in its certificate of incorporation or by-laws or other organizational documents;

         (xii)  issued or sold any capital stock, notes, bonds or other securities, or any option, warrant or other right to acquire the same, of any Company Group member;

        (xiii)  purchased an equity interest in, or substantially all of the assets of, any business or any corporation, partnership, association or other business organization or division thereof;

        (xiv)  settled any claim or assessment for Taxes on a basis that would increase the Tax liability of any Company Group member for a Post-Closing Tax Period or surrendered any right to claim a refund of Taxes or otherwise offset any Tax liability;

         (xv)  made any material election with respect to Taxes of the Company or its Subsidiaries; or

        (xvi)  agreed, nor has Seller agreed, whether in writing or otherwise, to take, with respect to any Company Group member, any of the actions specified in this Section or granted any options to purchase, rights of first refusal, rights of first offer or any other similar rights or commitments with respect to any of the actions specified in this Section.

        2.10    Legal Compliance.

        (a)   Except for matters that are the subject of Section 2.16 (Taxes), Section 2.17 (Employment and Benefits) and Section 2.19 (Environmental Matters), (i) each Company Group member has complied with all Laws applicable to the conduct of its businesses as now being conducted and (ii) neither the Seller nor any Company Group member has received any written or, to the Knowledge of Seller, other notice of such failure to comply, except in the case of clauses (i) and (ii) where the failure to so comply, as the case may be, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect.

        (b)   Each Company Group member has filed all material reports, statements, documents, registrations, filings or submissions required to be filed with any Governmental Authority in connection with the conduct of its businesses. All such reports, statements, documents, registrations, filings and submissions were in compliance with applicable Law when filed or as amended or supplemented, except where such failure to be in compliance, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect, and no deficiencies have been asserted in writing or, to the Knowledge of the Seller, otherwise by any such Governmental Authority with respect to such reports, statements, documents, registrations, filings or submissions that have not been remedied, except for any deficiencies that, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect. Each Company Group member has all licenses, permits, approvals, authorizations or qualifications required under any Law necessary to conduct its business as now conducted, and such licenses, permits, approvals, authorizations or qualifications are valid and in full force and effect, except where the failure to have such license, permit, approval, authorization or qualification could not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

        2.11    Litigation.

        Schedule 2.11 sets forth all pending or, to the Knowledge of the Seller, threatened, actions, claims, lawsuits, complaints, litigation, arbitrations, administrative actions, proceedings or Governmental Actions, and to the Knowledge of the Seller, all pending or threatened investigations (collectively, "Litigation"), in each case against any Company Group member or any of its properties or businesses, or which in any manner challenges or seeks to prevent, alter or materially delay the transactions contemplated hereby. There are no suspensions or debarments, judgments or outstanding orders, stipulations, decrees, awards or judgments issued by any Governmental Authority against, or to the Knowledge of the Seller, materially affecting, any individual Company Group member or the Company Group taken as a whole or any of a Company Group member's properties or businesses, individually or in the aggregate.

        2.12    Real Property.

        (a)   No Company Group member owns any real property. Schedule 2.12(a) lists all real property leased or subleased by any Company Group member (the "Leased Real Property"). The Leased Real Property, together with any and all easements appurtenant to such real property granted to the Company Group, if any, include all of the real property used or held for use in connection with or otherwise required to carry on the business of the Company Group as now conducted.

        (b)   Except as described in Schedule 2.12(b), with respect to each parcel of Leased Real Property, any building or improvements are in all material respects in good condition and working order (reasonable wear and tear excepted) and suitable for the operation of the Company Group business as now conducted.

        2.13    Title to Assets; Sufficiency of Assets.

        The applicable members of the Company Group have good and marketable title to the assets reflected as owned in its books and records, including those shown on the Interim Balance Sheet or acquired after the date thereof, free and clear of all Liens other than Permitted Liens, except for assets which were disposed of in the ordinary course of business since the date of the Interim Balance Sheet, and such assets have been properly maintained and are in good operating condition and repair for the uses to which they are now being put, subject only to ordinary wear and tear. Except as set forth on Schedule 2.13, on the Closing Date immediately following the Closing, the assets, properties and rights owned or leased by or licensed to the Company Group, excluding those assets set forth on Schedule 4.20 and the stock of HN Services, will be sufficient for the continued conduct of the respective businesses of the Company Group after the Closing in substantially the same manner as now conducted.

        2.14    Contracts.

        (a)   Schedule 2.14(a) contains a true, complete and correct list of all agreements, contracts and commitments of the following types to which any Company Group member is a party or by which any of the assets of the Company Group members are bound or affected (collectively, the "Contracts"):

            (i)  any note, mortgage, indenture or other obligation or agreement or other instrument for indebtedness for borrowed money, or any capitalized lease obligations, or any guarantee of third-party obligations, of more than $25,000 individually, or under which the Seller or any Company Group member has imposed a Lien on the Company Group's assets, tangible or intangible, other than Permitted Liens;

           (ii)  joint venture or partnership agreements or any other agreements or arrangements including a sharing of profit or loss or that are treated as partnerships for Tax purposes;

          (iii)  contracts (excluding individual purchase orders not involving amounts in excess of $25,000) for the purchase by any Company Group member of materials, supplies, products or services, and contracts (excluding individual purchase orders not involving amounts in excess of $25,000) for the sale or provision by any Company Group member of materials, supplies, products or services (including, without limitation, distribution and marketing agreements), in each case, (x) not terminable by the Company Group member on notice of 60 days or less without penalty, and (y) under which the amount that would reasonably be expected to be paid or received by a Company Group member exceeds $25,000 per annum or $100,000 in the aggregate during the entire term of such contract;

          (iv)  contracts prohibiting, restricting or otherwise limiting the ability of any Company Group member to compete with any Person, engage in any business or operate in any geographical area;

           (v)  stock purchase agreements, asset purchase agreements and other acquisition or divestiture agreements relating to the acquisition, lease or disposition by the Company Group of material assets and properties or any capital stock or other equity interest of the Company Group, in each case (x) which was entered into by any Company Group member after January 1, 2000, or (y) under which any Company Group member has any continuing indemnification obligations;

          (vi)  any contract entered into other than in the ordinary course of business involving aggregate payments reasonably expected to be in excess of $25,000 to be made by or to any Company Group member after the date of this Agreement;

         (vii)  contracts that involve making capital expenditures in excess of $25,000;

        (viii)  employment, consulting, severance, retention, change of control or termination agreements, or any agreements with an officer, director or stockholder;

          (ix)  stock option, share purchase, profit sharing, pension, retirement, deferred compensation, bonus or other incentive compensation contracts, plans or arrangements available to the Company Employees or otherwise relating to the respective businesses of the Company Group members;

           (x)  collective bargaining agreements with any labor unions or associations representing employees of any Company Group member;

          (xi)  leases with respect to Leased Real Property or leases of personal property with an annual base rental obligation of more than $25,000 or a total remaining rental obligation of more than $50,000;

         (xii)  IP License Agreements; and

        (xiii)  agreements between any member of the Company Group and Seller or any Affiliate of Seller (other than another Company Group member), except for those agreements related to inconsequential matters.

        (b)   The Seller has furnished or made available to the Purchaser true, complete and correct copies of the written Contracts (or, where applicable, representative forms thereof) and a description of each oral Contract, as in effect on the date of this Agreement.

        (c)   Each Contract is in full force and effect and is a legal, valid, binding and enforceable obligation of the Company Group member that is a party thereto and, to the Knowledge of the Seller, each other party thereto. No Company Group member, nor, to the Knowledge of the Seller, any other party to such Contract, is in material breach of or in default under, and, to the Knowledge of Seller, no event has occurred which with notice or lapse of time, or both, would become a material breach of or a default under such Contract or permit the termination, modification or acceleration of any material obligations under any Contract. Except as set forth on Schedule 2.14(c), no Company Group member or, to the Knowledge of the Seller, no other party has repudiated any terms of any Contract, and there are no negotiations of, or attempts to renegotiate, or rights to renegotiate any amounts paid or payable by or to a Company Group member in progress, and no party has made any demand for such renegotiation. Except as set forth on Schedule 2.14(c), no Contract contains any provision providing that the other party may terminate such Contract as a result of the consummation of the transactions contemplated by this Agreement.

        2.15    Intellectual Property.

        (a)   Schedule 2.15(a) sets forth a complete list of Patents, registered Copyrights, and registered Trademarks and pending applications therefor owned or used by the Company Group (whether individually or jointly), in each case specifying whether such Intellectual Property is owned or licensed, the jurisdiction in which any such Patent, Copyright or Trademark registration or pending Trademark application has been filed, whether the appropriate Company Group member has exclusive or non-exclusive use of the Intellectual Property, and, where applicable, the patent, registration or application number therefor and the jurisdiction in which such patent, registration or pending application has been filed.

        (b)   Except as set forth on Schedule 2.15(b) or as would not reasonably be likely, individually or in the aggregate, to have a Material Adverse Effect:

            (i)  each Company Group member owns or possesses adequate licenses or other legal rights to use any and all Intellectual Property necessary for the conduct of, or used immediately prior to Closing in, the business of such Company Group member as presently conducted, free and clear of all Liens, except for Permitted Liens;

           (ii)  the Company Group has taken commercially reasonable steps to maintain the material registered Copyrights, Trademarks and Patents owned any Company Group member; and

          (iii)  there are no pending or, to the Knowledge of the Seller, threatened claims by any third party against any Company Group member related to the use of such third party's Intellectual Property rights in the respective businesses of the Company Group members as now conducted or challenging or questioning the validity or effectiveness of any IP License Agreement, and, to the Knowledge of Seller, the use of the Intellectual Property in the conduct of the respective businesses of the Company Group members as presently conducted does not infringe, misappropriate or violate any valid and asserted intellectual property rights of any third party.

        (c)   To the Knowledge of the Seller, no third party has infringed, misappropriated or violated any rights of any Company Group member in or to any Intellectual Property.

        2.16    Taxes.

        (a)   All material Tax Returns required to be filed by or with respect to the Company Group on or before the Closing Date have been timely filed (or will have been timely filed prior to the Closing Date), and each such Tax Return is complete and accurate in all material respects.

        (b)   Except for Taxes for which an adequate reserve (other than reserves for deferred Taxes established to reflect timing differences between book and Tax income) has been provided for in the Interim Balance Sheet, all Taxes due and payable by the Company Group prior to the Closing Date have (or by the Closing Date will have) been duly paid.

        (c)   All Taxes required to be withheld, collected or paid prior to the Closing Date have (or by the Closing Date will have) been duly paid to the proper Governmental Authority or properly set aside in accounts for such purpose. The Company Group members have properly requested, received and retained all necessary exemption certificates and other documentation supporting any claimed exemption or waiver of Taxes on sales or other transactions as to which the Company Group members would have been otherwise obligated to collect or withhold Taxes.

        (d)   There are currently no deficiencies for Taxes that have been claimed, proposed or assessed by any Tax Authority against any Company Group member. Except as set forth in Schedule 2.16(d), there are no current, pending or, to the Seller's knowledge, threatened audits, investigations or claims for or relating to any liability in respect of Taxes of the Company Group, and there are no matters under discussion with any Tax Authority with respect to Taxes of the any Company Group member. Schedule 2.16(d) sets forth for the Company Group the Tax Returns which have been audited within the last six years by the relevant Tax Authorities for each period set forth on Schedule 2.16(d). Except as set forth in Schedule 2.16(d), no power of attorney has been executed by or on behalf of any Company Group member with respect to any matters relating to Taxes that is currently in force. Except as set forth in Schedule 2.16(d), no extension or waiver of a statute of limitations relating to Taxes is in effect with respect to the Company Group. Set forth in Schedule 2.16(d) for the Company Group are the jurisdictions in which each Company Group member has filed Tax Returns within the last three tax years. No Company Group member has received a written claim within the last three years by a Tax Authority in a jurisdiction where such Company Group member does not file Tax Returns that such Company Group member may be subject to taxation in that jurisdiction.

        (e)   The Purchaser will not be required to deduct and withhold any amount pursuant to Section 1445(a) of the Code upon the transfer of the Shares to the Purchaser under this Agreement.

        (f)    All Tax Sharing Agreements in force to which any Company Group member is a party are listed on Schedule 2.16(f). True and correct copies of such Tax Sharing Agreements have been provided to Purchaser.

        (g)   There are no liens for Taxes (other than for current Taxes not yet due and payable) upon any assets of the Company Group, and none of the assets of the Company Group is property that is required to be treated for Tax purposes as being owned by any other Person.

        (h)   No Company Group member will be required to recognize for Tax purposes in a Post-Closing Tax Period any income or gain which would otherwise have been required to be recognized in a Pre-Closing Tax Period as a result of Seller or the Company Group making a change in method of accounting or otherwise deferring the recognition of income or gain to a Post-Closing Tax Period.

        (i)    No Company Group member has made an election, and is required, to treat any of its assets as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code or under any comparable provision of foreign, state or local Tax law or has filed a consent pursuant to the collapsible corporation provisions of former Section 341(f) of the Code (or any corresponding provision of state or local law) or agreed to have former Section 341(f)(2) of the Code

(or any corresponding provision of state or local law) apply to any disposition of any asset of the Company Group.

        (j)    Neither Seller nor any Company Group member has requested or received any ruling from any Tax Authority, or signed any binding agreement with any Tax Authority (including, without limitation, any advance pricing agreement), that would impact the amount of Tax liability of Company Group after the Closing Date.

        (k)   Except as set forth on Schedule 2.16(k), no Company Group member has ever been a member of any affiliated group of corporations which has filed a combined, consolidated, or unitary return for federal, state, local, or foreign tax purposes, other than the Selling Group.

        (l)    No Company Group member owns any debt obligation or any shares issued by Purchaser or any of its Affiliates.

        (m)  Seller is eligible to make an election under Section 338(h)(10) of the Code and the rules and regulations thereunder (and any comparable election under any relevant state or local law) with respect to the sale of the Shares pursuant to this Agreement.

        2.17    Employment and Benefits.

        (a)   Schedule 2.17(a) lists each material "employee benefit plan," as such term is defined in Section 3(3) of ERISA, and each bonus, incentive or deferred compensation, severance, termination, retention, change of control, equity-based, performance or other employee or retiree benefit or compensation plan in which employees of any Company Group member participate (each such plan, a "Plan" and, collectively, the "Plans"). Except as identified in Schedule 2.17(a), no Company Group member has adopted, maintained, sponsored or participated in any pension, welfare, bonus, incentive or deferred compensation, severance, termination, retention, retirement, 401(k), change of control, equity-based, performance or other employee or retiree benefit or compensation plan, or any group term life insurance, group health insurance or group dental plans. With respect to each Plan, the Seller has provided or made available to the Purchaser complete and correct copies of (i) such Plan (or a description of such Plan if not written) and (ii) upon request by the Purchaser, and to the extent applicable to such Plan, all trust agreements, insurance contracts or other funding agreements or arrangements, the most recent actuarial and trust reports, the most recent Form 5500 required to have been filed with the IRS and all Schedules thereto, the most recent IRS determination letter, all current summary plan descriptions, and any and all amendments to any such document.

        (b)   Each Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS as to its qualification under the Code and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code, and nothing has occurred since the date of such determination letter that would be reasonably likely to adversely affect such qualification or tax-exempt status in form or operation.

        (c)   Each of the Plans has been operated and administered in all material respects in compliance with its terms and all applicable Laws, except where failure to so comply, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect. There are no material pending or, to the Knowledge of the Seller, threatened claims by or on behalf of any employee or beneficiary under any Plan, or otherwise involving any such Plan or the assets of any Plan (other than routine claims for benefits or claims that, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect).

        (d)   Except as set forth in Schedule 2.17(d), the consummation of the transactions contemplated by this Agreement will not result in an increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of or accrued on behalf of any current or former director, officer or employee of any Company Group member or entitle any such director, officer or employee to any severance or similar compensation or benefits.

        (e)   No Company Group member has incurred any liability and no liability could reasonably be imposed upon any Company Group member under Title IV of ERISA.

        (f)    No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement by any employee, officer or director of any Company Group member who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Plan currently in effect could be characterized as an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code).

        (g)   In connection with the transactions contemplated by this Agreement, the Purchaser shall not assume any of the Seller Plans listed in Schedule 2.17(a) and shall not assume or have any obligations under any of the Seller Plans.

        2.18    Insurance.

        Schedule 2.18 sets forth a complete and correct list, as of the date of this Agreement, of the existing policies of insurance maintained by the Company Group, the Seller or an Affiliate of the Seller for the benefit of the Company Group or the business or properties of the Company Group. Each policy listed on Schedule 2.18 is in full force and effect and provides coverage as may be required by applicable Laws and, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, by any Contracts to which any Company Group member is a party. Except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Company Group member is in default under any policy listed on Schedule 2.17 nor has such Company failed to give notice or present any claim under any such policy in a due and timely fashion. No written notice of cancellation or non-renewal of any such policy has been received. All premiums due and payable on such policies prior to the Closing have been or will be (on or prior to the Closing Date) paid up to and through the Closing.

        2.19    Environmental Matters.

        (a)   To the Knowledge of the Seller, each Company Group member and all of the Leased Real Property is, and has been, in compliance with all applicable Environmental Laws and Environmental Permits. All past non-compliance with Environmental Laws or Environmental Permits has been resolved without any pending, on-going or future obligation, cost or liability.

        (b)   To the Knowledge of the Seller, there are no underground or aboveground storage tanks or any surface impoundments, septic tanks, pits, swamps or lagoons, solid waste management units or any other areas in which Hazardous Materials are being or have been treated, stored or disposed on any Leased Real Property, and neither Seller nor any Company Group member has received any notice of the existence of any Hazardous Material on any property formerly owned, leased or occupied by, or on behalf of, any Company Group member.

        (c)   Seller has received no written notice that Hazardous Materials have been discharged, dispersed, disposed of, released, placed, or allowed to escape on, under or from any of the Leased Real Property or on any property formerly owned, leased or occupied by, or on behalf of, any Company Group member, and no Company Group member has received any written or, to the Knowledge of Seller, oral, notice that such events have occurred or are occurring.

        (d)   To the Knowledge of the Seller, each Company Group member has obtained, and each such Company Group member and all of the Leased Real Property are in compliance with, all permits and authorizations required under applicable Environmental Laws.

        (e)   To the Knowledge of the Seller, no Company Group member has received from any Governmental Authority or any Person (i) any written notice of a violation, alleged violation, non-compliance, inquiry, investigation, liability or potential liability regarding compliance with applicable Environmental Laws, or (ii) any written demand or claim seeking payment, contribution, indemnification, remedial action or removal action or alleging any environmental damage or injury to person, property or natural resources concerning any Leased Real Property, other than matters that have been resolved or that are no longer outstanding.

        (f)    No Litigation or Environmental Claims are pending or, to the Knowledge of the Seller, threatened under any applicable Environmental Law with respect to any Owned Real Property or Leased Real Property or pursuant to which any Company Group member has been named as a party.

        (g)   No Company Group member has entered into any agreement with any Governmental Authority pursuant to which any Company Group member has assumed responsibility for the remediation of any condition resulting from the release or threatened release of Hazardous Substances.

        (h)   There are no circumstances or conditions present at or arising out of Leased Real Property or any property formerly owned, leased or occupied by, or on behalf of, any Company Group member, or arising out of the operations or business of the Company Group, with respect to off-site storage, transportation or disposal of Hazardous Materials that reasonably could be expected to give rise to an Environmental Claim or violate any Environmental Law.

        (i)    There are no past or present events, conditions or circumstances related to environmental or health or safety matters that would be reasonably likely to violate any Environmental Law or Environmental Permit.

        2.20    Affiliate Transactions.

        Schedule 2.20 lists all agreements, arrangements and understandings (or types of arrangements and understandings), other than with respect to inconsequential matters, between any Company Group member, on the one hand, and the Seller or any Affiliate of the Seller, on the other hand. Except as set forth on Schedule 2.20, all such agreements, arrangements and understandings are terminable by such Company Group member at any time and without payment of material penalty or premium.

        2.21    Guarantees.

        (a)   There are no guarantees, obligations under comfort letters or other agreements under which the Seller or any Affiliate of the Seller (other than a Company Group member) has an obligation to pay amounts due, or take any other action whatsoever, if a Company Group member fails to pay such amount when due or take such other action.

        (b)   There are no guarantees, obligations under comfort letters or other agreements under which any Company Group member has an obligation to pay amounts due, or take any other action whatsoever if the Seller or any Affiliate of the Seller (other than a Company Group member) fails to pay such amount when due or take such other action.

        2.22    Bank Accounts.

        Schedule 2.22 sets forth a list of (a) each bank or similar financial institution with which each Company Group member has an account or safe deposit box and the numbers of such accounts or safe deposit boxes maintained by that member, and (b) the names of all Persons authorized to draw on each such account or to have access to each such safe deposit box.

        2.23    Brokers and Finders.

        Except for Torsiello Capital Partners, LLC, whose fees will be paid by the Seller or an Affiliate of the Seller (other than a member of the Company Group), no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Seller or the Company Group in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby and no Person is entitled to any fee or commission or like payment in respect thereof.

        2.24    Corporate Records.

        The books and records of the Company Group are complete and correct in all material respects. Seller has provided Purchaser with full and complete copies of each Company Group member's certificate of incorporation, bylaws, stock record books and the corporate minutes and all amendments thereto as currently in effect. The minute books of each Company Group member contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the board of directors, and committees of the board of directors of such Company Group member. The stock record books of each Company Group member contain complete and accurate records of the stock ownership of such Company Group member and the transfer of shares of its capital stock.

        2.25    Labor Matters.

        No Company Group member is a party to, or is bound by, any collective bargaining agreement, contract or other labor agreement or understanding with a labor union or labor organization concerning a labor arrangement, nor is any Company Group member the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to the Knowledge of the Seller, threatened, nor is Seller aware of any activity involving the employees or Company Group member seeking to certify a collective bargaining unit or engaging in other organizational activity.

        2.26    Employees.

        (a)   Attached hereto as Schedule 2.26(a) is a list of employees who, immediately prior to the date of this Agreement, were either employees of the Company Group or individuals not employed by the Company Group (excluding independent contractors other than those employed by or affiliated with the Seller or any of its Affiliates and acting as independent contractors to the Company Group) but that are principally used, as defined below, to service the operations of the Company Group (such employees, the "Company Employees"), and a true and correct schedule of the current salary and wages of each such employee previously has been delivered to Purchaser. For purposes of this Section 2.26, "principally used" shall mean, with respect to any employee, if more than fifty percent (50%) of his or her time is devoted to servicing the operations of the any Company Group member.

        (b)   Schedule 2.26(b) lists all complaints, charges, claims and litigation in connection with any Company Employees brought since January 1, 2000 or that is otherwise active. Seller previously has delivered to Purchaser true, correct and complete copies of the employee handbooks, policy manuals, affirmative action plans and other written employment practices of each Company Group member.

        (c)   No Company Group member is delinquent in payments (excluding immaterial time delays) to any of its employees or any Company Employee for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees.

        (d)   To the Knowledge of the Seller, each Company Group Member is in material compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers' compensation, occupational safety, plant closings and wages and hours.

        (e)   To the Knowledge of Seller, there are no controversies pending or threatened between a Company Group Member and any of its current or former employees or otherwise with respect to any Company Employee which would reasonably be likely to result in an action, suit, proceeding, claim, arbitration or investigation before a Governmental Authority.

        (f)    Schedule 2.26(f) identifies and Seller has delivered to Purchaser true and complete copies of (i) all severance agreements with Company Employees; (ii) all severance programs and policies applicable to Company Employees; (iii) all plans, programs, agreements and other arrangements with or relating to, Company Employees which contain change in control provisions; (iv) any employment or other agreement of any Company Employee.

        2.27    Customers and Suppliers.

        Schedule 2.27 lists the names of the largest twenty customers of the Company Group as measured by aggregate gross revenues received during the period commencing January 1, 2001 and ending June 30, 2003 and the aggregate revenues attributable to each in each such year (or portion thereof), and of the twenty suppliers and vendors from whom the Company Group purchased the highest invoiced amounts of products or services during such period and the aggregate expenditures attributable to each in each such year (or portion thereof). To the Knowledge of Seller, none of the customers or suppliers listed on the Schedule 2.27 intends to discontinue or materially reduce its relationship with the Company Group.

        2.28    Group Health Business Assets.

        The assets and liabilities identified on Schedule 4.20 relate solely to the Group Health Business.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

        The Purchaser represents and warrants to the Seller as follows:

        3.1    Corporate Status and Authority.

        The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws the State of Delaware and has all requisite corporate power and authority to own, lease and operate its assets and to carry out its business as now conducted. The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the other Transaction Documents have been duly and validly authorized by all necessary action of the Purchaser and no additional authorization on the part of the Purchaser is necessary in connection with the execution, delivery and performance of this Agreement and such other Transaction Documents. This Agreement constitutes and such other Transaction Documents upon execution will constitute the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as limited by laws affecting the enforcement of creditors' rights generally or by general equitable principles. The execution, delivery and performance by the Purchaser of this Agreement and such other Transaction Documents does not and will not conflict with, contravene, result in a violation or breach of or default, or give rise to any right of termination, cancellation or acceleration (with or without the giving of notice or the lapse of time or both), or result in the creation of any Lien upon any of the assets of Purchaser, in each case under (i) any Law applicable to the Purchaser, (ii) any material contract or agreement to which the Purchaser is a party, or (iii) the organizational documents of the Purchaser, except, in the case of clauses (i) and (ii), for conflicts, violations, breaches and defaults that, individually or in the aggregate, would not reasonably be likely to have a material adverse effect on the financial condition, results of operation or business of the Purchaser, or to materially impair the ability of the Purchaser to perform its obligations hereunder or thereunder.

        3.2    Consents and Approvals.

        No Governmental Action nor any consent, approval, waiver, permit, agreement, license, filing with or notice to any other Person is required on the part of the Purchaser in connection with the execution and delivery of this Agreement and the other Transaction Documents to which it is a party or the consummation of the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party, except (i) filings, consents or approvals required under the HSR Act, (ii) the regulatory or other approvals or filings, consents, approvals, waivers, permits, agreements, licenses and notices set forth on Schedule 3.2, and (iii) others that if not made or obtained, would not, individually or in the aggregate, reasonably be expected to materially impair the ability of the Purchaser to perform its obligations under this Agreement or the other Transaction Documents to which it is a party.

        3.3    Financial Ability to Perform.

        The Purchaser has, and will have at the Closing, available cash on hand or existing borrowing facilities that together are sufficient to enable it to consummate the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party.

        3.4    Litigation.

        There is no pending or, to the knowledge of the Purchaser, threatened, Litigation against the Purchaser, except for Litigation that, individually or in the aggregate, would not reasonably be likely to materially impair the ability of the Purchaser to perform its obligations under this Agreement or the other Transaction Documents to which it is a party.

        3.5    Purchase for Investment.

        Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Shares. Purchaser has been given the opportunity to examine all documents provided by, conduct due diligence and ask questions of, and to receive answers from, Seller, the Company Group members and their respective representatives concerning the risks related to an investment in the Shares. Purchaser is purchasing the Shares for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"). Purchaser acknowledges that the offering and sale of the Shares as contemplated by this Agreement are intended to be exempt from registration under the Securities Act and may not be resold by Purchaser except pursuant to an effective registration statement under the Securities Act or an exemption from registration thereunder and pursuant to registration or qualification (or exemption therefrom) under applicable state securities laws.

        3.6    Insurance.

        The Purchaser acknowledges that as of the Closing Date, the Company will cease to be entitled to the benefit of insurance arrangements that, prior to the Closing Date, were maintained in the name of the Seller and extended to it as a Company Group member, except with respect to any existing "occurrence" policies covering periods prior to the Closing Date.

        3.7    Brokers and Finders.

        Except for UBS Securities LLC, whose fees will be paid by the Purchaser, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Purchaser in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby and no Person is entitled to any fee or commission or like payment in respect thereof.

        3.8    No Other Representations.

        Purchaser acknowledges that, in making the determination to proceed with the transactions contemplated by this Agreement, it has relied solely on the results of its own independent investigation and the representations and warranties set forth in Article II, including the related Schedules and contained in the other agreements to be executed and delivered pursuant to this Agreement. Such representations and warranties constitute the sole and exclusive representations and warranties of the Seller to Purchaser in connection with the transactions contemplated hereby, and Purchaser acknowledges and agrees that the Seller is not making any representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement and the other agreements to be executed and delivered pursuant to this Agreement, including any implied warranty as to condition, merchantability, or suitability as to any of the assets of the Company Group or which could be deemed to arise from any projections, forecasts, budgets or other forward-looking information concerning the Company Group.

ARTICLE IV
CERTAIN COVENANTS

        4.1    Conduct of Business.

        During the period from the date of this Agreement to the Closing, except as otherwise contemplated by this Agreement (including the Schedules) or as the Purchaser shall otherwise consent in writing, the Seller shall cause each Company Group member to (i) conduct its respective businesses and operations in the ordinary and usual course in a manner consistent with past practice, (ii) use commercially reasonable efforts to preserve intact its present business organizations and to preserve the good will and relationships with current customers, suppliers and others having significant business dealings with any Company Group member and to keep available the services of their officers and key management employees, (iii) pay and discharge its Liabilities as they become due, (iv) maintain its facilities and assets which, individually or in the aggregate, are material to the financial position or results of operations of the Company Group member in the same state of repair, order and condition as they were on the date hereof in all material respects, reasonable wear and tear excepted, (v) maintain its books and records in accordance with GAAP consistent with past practice, and (vi) use reasonable best efforts to maintain in full force and effect the insurance policies listed on Schedule 2.18 on terms and conditions at least as favorable to the Company Group member as the terms on the date hereof. Without limiting the foregoing, during the period from the date of this Agreement to the Closing or termination of this Agreement, except as otherwise provided for in this Agreement or with the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller shall cause each Company Group member not to:

          (a)   amend its certificate of incorporation, by-laws or similar organizational documents;

          (b)   split, combine or reclassify any outstanding shares of its capital stock;

          (c)   declare or pay any dividend or other distribution in respect of its capital stock or acquire, redeem or repurchase any shares of its capital stock except for the Seller's customary sweeping of all excess cash from the Company Group and posting it as an intercompany receivable or reducing outstanding intercompany payables on the financial statements of the Company;

          (d)   issue, sell, pledge or dispose of any shares of, or securities convertible or exchangeable for, or any options, warrants or rights of any kind to acquire any shares of, its capital stock of any class;

          (e)   enter into any agreement, contract or commitment that, if entered into prior to the date of this Agreement, would have been required to be included on Schedule 2.14(a), other than in the ordinary course of business, or Schedule 2.15(a) or addressed by Section 2.16;

          (f)    amend or modify in any respect any Contract that would adversely affect the use and enjoyment thereof by Purchaser, or terminate any of the Contracts (except with respect to termination of Contracts caused by the termination or default of any other party thereto) or default in the performance of any material covenant or obligation thereunder;

          (g)   commence or enter into arrangements for any capital expenditure or commitment for any capital expenditure in excess of $25,000 individually or $100,000 in the aggregate;

          (h)   other than in the ordinary course of business, dispose of any capital assets if the greater of the book value or the fair market value, individually or in the aggregate, of such assets exceeds $25,000, or incur, permit, create or assume any Lien on any assets, other than Permitted Liens;

          (i)    acquire all or a substantial portion (by merger, consolidation or acquisition of stock or assets) of any corporation, partnership or other business organization or division thereof;

          (j)    incur any indebtedness for borrowed money in excess of $25,000 individually or $100,000 in the aggregate, or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, in each case other than in the ordinary course of business;

          (k)   except as required by Law or the terms of any Contract, and except for normal salary increases in the ordinary course of business, promote any Company Employee or any other employee of any Company Group member, increase the salary, wage, rate of compensation, commission, bonus or other direct or indirect remuneration payable to, or other compensation of, any Company Employee or any other employee of any Company Group member, or enter into any contract or other binding commitment in respect of any such increase, nor amend, adopt, or terminate any Plan covering Company Employees that would materially increase the liability of the Company Group or enter into any negotiation in respect of or enter into any collective bargaining agreement covering Company Employees;

          (l)    take any action to institute any new employment, severance, retention, change of control or termination pay practices with respect to any of its directors, officers or employees or to increase the benefits payable under its existing pay practices;

          (m)  amend, terminate, cancel or compromise any material claim of or against any Company Group member;

          (n)   hire any employee except in the ordinary course of business or transfer the employment of any Company Employee to any entity outside of the Company Group, except as permitted by Section 4.10 and Section 4.20 hereof;

          (o)   cancel, modify or amend any of the existing leases relating to Leased Real Property; and

          (p)   agree or otherwise commit to take any of the foregoing actions.

        4.2    No Solicitation.

        From the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement, neither Seller nor any of its Affiliates, nor any Person acting on its or their behalf shall directly or indirectly (i) initiate, encourage or solicit the submission of, entertain inquiries, proposals or offers from, or enter into any agreement or negotiate with any person or entity (other than Purchaser) for the acquisition of the Company (whether by merger, consolidation, sale of assets, sale of stock or otherwise) or other disposition of assets or technology related to the Company Group other than in the ordinary course of business, or (ii) furnish or cause to be furnished any information concerning any Company Group member to any Person (other than the Purchaser and its representatives, Seller's representatives or the Company Group) in connection with any such inquiries or proposals. Seller shall notify Purchaser immediately if any Person makes any proposal or other inquiry or contact with respect to the foregoing.

        4.3    Access and Information.

        From the date of this Agreement to the Closing Date:

          (a)   the Seller shall, upon reasonable prior notice, and shall cause the Company Group to, give to the Purchaser and its employees, agents, accounting, legal and other authorized representatives reasonable access during normal business hours to the offices, properties, books and records, contracts, commitments, reports and records relating to the Company Group and shall upon reasonable prior notice furnish them or provide them with reasonable access to all such documents, financial data, records and information with respect to the properties and businesses of the Company Group, in each case, as the Purchaser shall from time to time reasonably request; and

          (b)   the Seller shall, upon reasonable prior notice, and shall cause the Company Group to, to the extent permitted by applicable Law, permit the Purchaser and its representatives reasonable access to the directors, officers and key personnel of the Company Group during normal business hours as may be reasonably requested by the Purchaser for its review of the properties of the Company Group, the business affairs, finances and accounts of the Company Group, and the above-mentioned documents and records.

        4.4    Non-Compete Agreement; Non-Solicitation of Employees.

        (a)   At Closing, Seller and Purchaser shall enter into a non-compete agreement (the "Non-Compete Agreement"), substantially in the form attached hereto as Exhibit A.

        (b)   For the period beginning on the Closing Date and ending eighteen (18) months thereafter (the "Restriction Period"), the Seller shall not, and shall cause its Affiliates not to, solicit or hire or retain or offer employment to any Company Employee, unless such person's employment with Purchaser or an Affiliate of Purchaser has been terminated by Purchaser or such Affiliate or if such employment is as a result of (i) general public circulation materials used in the ordinary course of the Seller's business and not directed at such Company Employees; or (ii) third party recruiters hired by the Seller or its Affiliates, provided such recruiters are not directed to contact Company Employees.

        (c)   For the period beginning on the Closing Date and ending twelve (12) months thereafter, the Seller shall not, and shall cause its Affiliates not to, without Purchaser's written consent, employ, hire or retain any of the Company Employees listed on Schedule 4.4(c), unless such person's employment with Purchaser or an Affiliate of Purchaser has been terminated by Purchaser or such Affiliate.

        (d)   During the Restriction Period, the Purchaser shall not, and shall cause its Affiliates not to, directly or indirectly, solicit or offer employment to any Person who was employed by the Seller or any of its Affiliates in the one year period immediately preceding the Closing Date, excluding Company Employees ("Seller Employees"); provided, that the foregoing provision shall not prevent the Purchaser or any of its Affiliates from employing or retaining during the Restriction Period any Seller Employee if such person's employment has been terminated by Seller or such Affiliate or if such employment is as a result of (i) general public circulation materials used in the ordinary course of the Purchaser's business and not directed at such Seller Employees; or (ii) third party recruiters hired by the Purchaser or its Affiliates, provided such recruiters are not directed to contact Seller Employees.

        4.5    Public Announcements.

        From the date of this Agreement to the Closing Date, except as required by applicable Law (including, without limitation, any determination that may be made by Seller or Purchaser in respect of obligations under the federal securities Laws and the rules and regulations of the Securities and Exchange Commission) or stock exchange listing requirements, each party shall not, and shall cause their respective Affiliates or representatives not to, make any public announcement in respect of this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby without the prior written consent of the other party (such approval not to be unreasonably withheld or delayed). If any such public announcement is required by applicable Law or a stock exchange listing requirement, the party making such public announcement shall notify the other party in writing sufficiently in advance of the required public announcement to permit the other party to review the nature of such applicable Law or stock exchange listing requirements and to review and comment on the disclosure prior to such public announcement being made.

        4.6    Further Actions.

        (a)   Each party shall cooperate and use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to cause all conditions to the performance of the parties hereto that are within such party's control to be satisfied and to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and the other Transaction Documents.

        (b)   Each of the parties shall, as promptly as practicable, file or supply, or cause to be filed or supplied, all applications, notifications and information, including but not limited to filings pursuant to the HSR Act (which filings shall be made no later than ten (10) business days after the date of this Agreement) and the applicable filings set forth on Schedule 2.2 or 3.2, required to be filed or supplied by or on behalf of it or its Affiliates pursuant to applicable Law in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby. The Seller shall, at its own expense, use commercially reasonable efforts to obtain, or cause to be obtained, all other consents, filings or waivers thereof set forth on Schedule 2.2 in order to consummate the transactions contemplated by this Agreement and the Transaction Documents.

        (c)   In furtherance and not in limitation of Section 4.6(b), the parties hereto shall cooperate and use their commercially reasonable efforts to, as promptly as practicable, resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under any antitrust or trade regulatory Laws of any Governmental Authority, including, without limitation, to resist any effort by any Governmental Authority to obtain an injunction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided, that nothing in this Agreement shall require Purchaser or any Company Group member or Affiliates thereof to sell, hold separate or otherwise dispose of or conduct its business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct its business in a specified manner, or permit the sale, holding separate or other disposition of, any businesses, assets or contracts of Purchaser, any Company Group member or any of their respective Subsidiaries or Affiliates, whether as a condition to obtaining any approval from a Governmental Authority or any other Person or for any other reason. Purchaser and Seller agree, and shall cause their respective Subsidiaries and Affiliates, not to unreasonably extend or delay the start of any waiting period under the HSR Act with respect to this Agreement (including by failing to comply as practically possible with any request for additional information and documentary material from any Governmental Authority).

        (d)   All filing fees required in connection with any filings under the HSR Act or with any other Governmental Authority shall be divided equally between the Seller and the Purchaser. All other fees, expenses and disbursements incurred in connection with the matters referred to in this Section 4.6 shall be borne by Purchaser if incurred by or on its behalf and by the Seller if incurred by or on behalf of the Seller or any Company Group member.

        (e)   Seller shall have the right during normal business hours, upon reasonable notice to Purchaser, to inspect and make copies of any books and records relating to the conduct of any Company Group's business prior to the Closing Date in order to prepare its financial statements, Tax returns and other documents and reports that Seller or its Affiliates are required to file with any Governmental Authority or any stock exchange on which their securities may be listed, all at the sole cost and expense of Seller.

        (f)    If the Seller or the Company Group members have not obtained by Closing any of the consents listed on Schedule 2.2 (or a written waiver thereof), then (i) this Agreement shall not constitute an agreement to transfer or make available the rights under the contract or agreement requiring such consent if an attempted transfer would constitute a breach of such contract or agreement or be unlawful and (ii) to the extent reasonably practicable (and without commercially unreasonable cost or liability to the parties hereto), the parties shall use commercially reasonable efforts to enter into an alternative, lawful arrangement under which Purchaser or the Company Group members shall have the benefit from and after Closing of such contract or agreement for which a consent listed on Schedule 2.2 (or a written waiver thereof) was not able to be obtained prior to Closing.

        4.7    Tax Obligations.

        (a)   Filing of Tax Returns. Subject to Section 4.7(d), Seller shall prepare and timely file or cause to be filed all Tax Returns that are required to be filed by or with respect to any Company Group member for Tax Periods ending on or before the Closing Date, and shall pay all Taxes due with respect to such Tax Returns. Seller shall promptly provide Purchaser with copies of all such Tax Returns insofar as such Tax Returns relate to any Company Group member. Seller shall not file any Tax Return relating to a Pre-Closing Tax Period without Purchaser's consent if the filing of such Tax Return may cause a net increase in the Tax liability of any of Company Group member for a Post-Closing Tax Period. Purchaser shall prepare and timely file or cause to be filed all Straddle Period Tax Returns relating to the Company Group and shall pay all Taxes due with respect to such Tax Returns; provided, however, that Seller shall pay Purchaser within 10 days of receiving written notice from Purchaser for any amount owed by Seller pursuant to Section 4.8(b)(i) with respect to any such Tax Returns. Purchaser and Seller agree to cause the Company Group members to file all Tax Returns for the period including the Closing Date on the basis that the relevant taxable period ended as of the close of business on the Closing Date, unless the relevant Tax Authority will not accept a Tax Return filed on that basis. Notwithstanding the foregoing, no extraordinary item within the meaning of Treasury Regulation Section 1.1502-76(b)(2)(ii)(C) that occurs or results from a transaction that takes place after the Closing shall be included on the Tax Returns filed by Seller. Purchaser shall timely prepare and file on behalf of the Companies all information returns for 2003, including, but not limited to, IRS Form W-2 and IRS Form 1099. Seller shall provide to Purchaser all information it may have which is necessary for the preparation of such information returns, including all IRS Form W-4's, not less than 60 days following the Closing.

        (b)   Amending Tax Returns. None of Seller, Purchaser nor any Company Group member shall amend any Tax Return prepared by Seller pursuant to Section 4.7(a) without the consent of Purchaser and Seller, which consent shall not be unreasonably withheld.

        (c)   Refunds. The amount of any refunds or offsets of Taxes of the Company of its applicable Subsidiary for any Taxable Period ending on or before the Closing Date shall be for the account of Seller, except to the extent that such refund or offset arises as a result of a Company carryback of a loss or other tax benefit arising from a period beginning after the Closing Date as provided in Section 4.7(d). The amount of any refunds or offsets of Taxes of the Company Group members for any Taxable Period beginning after the Closing Date shall be for the account of Purchaser. The amount or economic benefit of any refunds, credits or offsets of Taxes of the Company Group for any Straddle Period shall be equitably apportioned in a manner consistent with Section 4.8(b)(iii). Provided that the non-requesting party, acting in good faith, determines that there is a reasonable basis for filing a claim with the relevant Tax Authority, each party shall, if the other party so requests and at such other party's expense, cause the Company Group members to file for and obtain any refunds, credits or offsets to Taxes to which the requesting party is entitled under this Section 4.7(c). Purchaser shall permit Seller to control the prosecution of any such claim relating solely to one or more Taxable Periods ending on or before the Closing Date and, where deemed appropriate by Seller, shall cause the Company Group members to authorize by appropriate powers of attorney such persons as Seller shall designate to represent the Company Group with respect to such refund claim. Each party shall forward, and shall cause its Affiliates to forward, the amount of such refund or offset to Tax to the party entitled pursuant to this Section 4.7(c) to receive such amount, within ten (10) days after such refund is received or after such credit or offset is allowed or applied against other Tax liability, as the case may be. Notwithstanding the foregoing, the control of the prosecution of a claim for refund of Taxes paid pursuant to a deficiency assessed subsequent to the Closing Date as a result of an audit shall be governed by the provisions of Section 4.7(e).

        (d)   Carrybacks. If a Company earns a credit or loss that is carried back to offset income for a period ending on or prior to the Closing Date and if the Seller or its Affiliates realizes a reduction in Tax for such a period as a result of such carryback (either in the form of a refund or an offset), the Seller shall pay to the Purchaser the amount of such reduction within 10 days after the receipt of the refund or the offset. The Seller shall, at the request of the Purchaser, cooperate in connection with the filing of any necessary Tax Returns and other documents to effect such a carryback at Purchaser's expense, and Seller shall provide a basis for the computation of the amount paid to the Purchaser pursuant to this Section 4.7(d) in reasonable detail.

        (e)   Contests.

            (i)  The Seller shall have the right, at its own expense, to represent the interests of the Company Group in any Tax audit or administrative or court proceeding (a "Tax Contest") relating to a Tax Period ending on or prior to the Closing Date. Seller and Purchaser shall jointly control all Tax Contests relating to Straddle Periods. Purchaser shall have the right to represent, at its own expense, the interests of the Company in any Tax Contest relating to a Taxable Period beginning after the Closing Date.

           (ii)  Each party hereto shall provide the other with prompt notice of any Tax adjustment proposed in writing with respect to the business, assets, activities or capital stock of any Company for any period ending on or before the Closing Date or which could otherwise give rise to a claim for indemnification hereunder; provided that the failure to provide such notice shall not affect any right to indemnification hereunder except to the extent the party not receiving notice is materially prejudiced thereby. If the resolution of any Tax Contest would be grounds for indemnification hereunder by the party (the "Non-Controlling Party") not in control of the conduct of such Tax Contest or otherwise would adversely affect the Tax liability of the Non-Controlling Party, (A) the party (the "Controlling Party") in control of such Tax Contest shall keep the Non-Controlling Party fully informed of any proceedings, events and developments relating to or in connection with such Tax Contest; (B) the Non-Controlling Party shall be entitled to receive copies of all correspondence and documents relating to such Tax Contest; and (C) at its own cost and expense, the

  Non-Controlling Party shall have the right to participate in (but not control) the conduct of such Tax Contest. Notwithstanding any such control (1) the Purchaser shall not, and shall not permit any Company to, enter into any settlement or admit any fault or liability with respect to any Tax Contest that could give rise to a claim for indemnification hereunder without the Seller's express written prior consent and (2) the Seller shall not enter into any settlement or admit any fault or liability that is or purports to be binding on any Company for any Tax period that could have any adverse effect on the liability of the Purchaser or any Company for Taxes for any period beginning after the Closing Date without the Purchaser's express written prior consent, which consent (in either case) shall not be unreasonably withheld.

        4.8    Cooperation and Indemnification for Tax Matters; Exclusivity.

        (a)   Cooperation on Tax Matters. The Seller, the Company Group, and the Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns (including amended Tax Returns), handling any Tax Contests and making any claims for Tax refunds with respect to the Company Group members, including (i) maintaining and making available to each other all information and records necessary in connection with such Taxes and in resolving all disputes with respect to all such Tax Periods and (ii) making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder or to testify at any proceeding; provided that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties. The Purchaser and the Seller recognize that the Seller and the Purchaser and their respective Affiliates will need access, from time to time after the Closing Date, to certain accounting and tax records and information relating to the Company Group members to the extent such records and information pertain to events occurring prior to the Closing Date. Accordingly, the Purchaser and the Seller agree that, from and after the Closing Date, the Purchaser and the Seller shall and shall cause their respective Affiliates and successors to, and the Purchaser shall cause the Company and its Affiliates and successors to, (i) retain and maintain such records for the full period of the applicable statute of limitations with respect to such Taxes, including any extension thereof, and to abide by all record retention agreements entered into with any Tax Authority, and (ii) allow the Purchaser and the Seller and their respective agents and representatives (and agents or representatives of any of their respective Affiliates), to inspect, review and make copies of such records as such party may deem necessary or appropriate from time to time.

        (b)   Tax Indemnification.

            (i)  Indemnification by Seller. The Seller covenants and agrees from and after the Closing Date, to defend, indemnify and hold harmless the Purchaser Indemnified Parties from and against, and pay or reimburse the Purchaser Indemnified Parties for, (i) all liability for Taxes of the Company Group members for all Pre-Closing Tax Periods; (ii) any Losses arising in connection with the breach of any representation or warranty contained in Sections 2.9(xiv), 2.9(xv) or 2.16; (iii) any Losses arising in connection with any failure on the part of Seller to fulfill any obligation pursuant to Sections 4.7, 4.8, 4.9 and 4.14; or (iv) all liability (as a result of Treasury Regulation 1.1502-6(a) or otherwise) for Taxes of Seller or any other entity which is or has been a Non-Company Group Affiliate. The representations and warranties contained in Sections 2.9(xiv), 2.9(xv) or 2.16 of this Agreement and any and all claims and causes of action for indemnification under this Section 4.8 with respect thereto shall survive until 90 days following the expiration of the applicable statute or similar period of limitations; it being understood that in the event the Purchaser delivers notice of any claim for indemnification within the applicable survival period and such notice describes such claims with reasonable specificity, the representations and warranties that are the subject of such indemnification claim shall survive until such time as such claim is finally resolved. The Seller shall not have any liability under any provision of this Agreement for any such Taxes to the extent that any such Taxes arise from actions taken after the Closing Date by the Purchaser, any of its Affiliates, or the Company Group members, or from the failure after the Closing Date of any of them to take any required action. The Purchaser shall take and cause its Affiliates, and the Company Group members to take all reasonable steps to mitigate any Taxes with respect to which the Seller could have an indemnification obligation under this Section 4.8(b)(i) upon any of the Purchaser Indemnified Parties becoming aware of any event which would be reasonably likely to give rise thereto.

           (ii)  Indemnification by Purchaser. The Purchaser covenants and agrees, from and after the Closing Date, to defend, indemnify and hold harmless each of the Seller Indemnified Parties from and against, and pay or reimburse the Seller Indemnified Parties for, (i) any and all liability for Taxes of the Company Group for all Post-Closing Tax Periods; (ii) any and all Losses arising in connection with any failure on the part of Purchaser to fulfill any obligation pursuant to Sections 4.7, 4.8, 4.9 or 4.14; and (iii) any and all Losses arising in connection with any failure to properly prepare and file in a timely manner any informational tax returns for the Companies for 2003; provided, however, that indemnification for any Losses incurred under clause (iii) shall not be available if such Losses shall have been caused by Seller or any of its employees, representatives or agents providing inaccurate data to Purchaser or by Seller's failure to provide the information required by Section 4.7(a) within the time period described therein. The Purchaser shall not have any liability under any provision of this Agreement for any such Taxes to the extent that any such Taxes arise from actions taken on or before the Closing Date by the Seller or any of the Non-Company Group Affiliates, or from the failure on or before the Closing Date of any of them to take any required action. The Seller shall take and cause its Affiliates to take all reasonable steps to mitigate any Taxes with respect to which the Purchaser could have an indemnification obligation under this Section 4.8(b)(ii) upon any of the Seller Indemnified Parties becoming aware of any event which would be reasonably likely to give rise thereto.

          (iii)  In the case of any Straddle Period:

            (A)  real, personal and intangible property Taxes ("Property Taxes") of the Company Group for a Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the total number of days in the Straddle Period; and

            (B)  the Taxes of the Company Group (other than Property Taxes) for any Pre-Closing Tax Period shall be computed as if such Tax Period ended as of the close of business on the Closing Date.

          (iv)  Payment Procedures. The amount of any indemnification obligation pursuant to Sections 4.8(b)(i) or (ii) shall be reduced by the amount of any Tax benefit to the Purchaser Indemnified Parties or Seller Indemnified Parties, as the case may be, attributable to the payment of Taxes giving rise to such indemnification obligation. The parties shall satisfy their indemnity obligations pursuant to this Section 4.8(b) within 10 days after a final determination (within the meaning of Section 1313(a) of the Code) of the relevant Tax is made.

        (c)   Exclusivity. It is the intention of the parties that the provisions of Sections 4.7, 4.8, 4.9 and 4.14 shall exclusively govern all matters relating to Taxes with respect to the Company Group members as between the Purchaser and its Affiliates (including the Company Group members following the Closing) and the Seller and the Non-Company Group Affiliates, and without limitation that the provisions of this Section 4.8 shall exclusively govern the determination and administration of all claims between them relating to such Tax matters, it being understood that, unless expressly provided otherwise in this Section 4.8, the obligations under Section 4.8 shall survive without limitation.

        4.9    Transfer Taxes; Tax Sharing Agreements.

        (a)   Transfer Taxes. Notwithstanding any other provision of this Agreement to the contrary, the Seller shall pay, or cause to be paid, all sales, use, transfer, stamp, duties, gains, recording and similar Taxes, if any, required to be paid in connection with the transactions contemplated by this Agreement.

        (b)   Tax Sharing Agreements; Payments. Any and all existing agreements or arrangements, whether written or oral or established pursuant to a course of conduct or dealing, relating to the allocation or sharing of Taxes (the "Tax Sharing Agreements") between any Company Group member, on the one hand, and any member of the Selling Group, on the other hand, shall be terminated as of the Closing Date. Except as expressly provide herein, after the Closing Date, no Company Group member nor any member of the Selling Group shall have any further rights or obligations under any such Tax Sharing Agreement.

        4.10    Employees.

        (a)   Not less than fifteen (15) days prior to Closing, the Purchaser shall notify Seller of those Company Employees that it does not wish to be employed by any Company Group member on and after Closing. Seller shall take appropriate actions with respect to each such Company Employee to either (i) transfer such Company Employee to an entity that immediately after Closing will not be an Affiliate of the Company or (ii) terminate such Company Employee. If the Seller terminates any Company Employee prior to Closing pursuant to this Section 4.10(a), then the Seller shall be solely responsible for any and all severance costs related to such termination up to a maximum of five hundred thousand dollars ($500,000) and all costs in excess of said amount will be the sole responsibility of the Purchaser; provided, however, that any and all severance costs related to Mr. Tom Ash, if any, shall be borne by Seller and shall not be included for purposes of calculating the maximum severance costs for which Seller shall be responsible under this Section 4.10(a). As of the Closing, each Company Employee (other than those Company Employees whom Purchaser designates it does not desire to be so employed) shall be employed by a Company Group Member.

        (b)   From and after the Closing Date, the Purchaser shall, or shall cause the Company Group to, treat all Company Employees who, immediately prior to the Closing Date, were employees of any Company Group member generally the same as similarly-situated employees of Purchaser; provided, however, nothing contained herein shall alter the "at will" employment status of the Company Employees.

        (c)   Company Employees shall not accrue benefits under any Seller Plans on and after the Closing Date. The Purchaser shall be liable for any severance or other costs related to the termination of Company Employees whose employment is terminated after the Closing.

        (d)   Except to the extent necessary to avoid duplication of benefits, the Purchaser will, or will cause the Company to, (i) give Company Employees full credit for such Company Employees' service with the Company Group to the same extent recognized by the Company Group immediately prior to the Closing for purposes of eligibility and vesting under any employee benefit plans or arrangements maintained by the Purchaser or any Subsidiary of the Purchaser in which such Company Employees are eligible to participate, and (ii) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Company Employees under any welfare plan that such employees may be eligible to participate in after the Closing, other than limitations or waiting periods that are already in effect with respect to such Company Employees and that have not been satisfied as of the Closing under any welfare plan maintained for the Company Employees immediately prior to the Closing.

        (e)   Except as otherwise provided in this Section 4.10 as of the Closing Date, the Seller and the Company Group members shall take such action as is necessary such that the Company Group members shall cease being "participating employers" and shall cease any co-sponsorship and participation in each Plan that is jointly adopted, sponsored or maintained by the Seller and the Company Group members and in which any current, terminated or retired Company Employees participate (each such Plan being a "Seller Plan"). The Company shall have no further liability and the Seller shall retain all liabilities for claims incurred under any Seller Plans prior to the Closing Date, whether such claims are made prior to, on or after the Closing Date. For this purpose claims under any medical, dental, vision, or prescription drug plan, generally will be deemed to be incurred on the date that the service giving rise to such claim is performed and not when such claim is made; provided, however, that with respect to claims relating to hospitalization the claim will be deemed to be incurred on the first day of such hospitalization and not on the date that such services are performed. Claims for disability under any long or short term disability plan shall be incurred on the date the employee or former employee is first absent from work because of the condition giving rise to such disability and not when the employee or former employee is determined to be eligible for benefits under the applicable Seller Plan. Seller shall provide under the Seller Plans any continuation coverage required under Section 4980B of the Code, Part 6 of Title I of ERISA or applicable state law ("COBRA") to each "qualified beneficiary" as that term is defined in COBRA whose first "qualifying event" (as defined in COBRA) occurs on or prior to the Closing Date.

        (f)    Seller maintains a plan qualified under Section 125 of the Code ("Seller's 125 Plan") that includes flexible spending accounts for medical care reimbursements and dependent care reimbursements ("Reimbursement Accounts"). Notwithstanding the provisions of Section 4.10(e), as soon as reasonably practical following the Closing Date, Seller shall transfer cash equal to the aggregate value of the Reimbursement Accounts of the Company Employees to a plan established by the Purchaser intended to qualify under Section 125 of the Code ("Purchaser's 125 Plan"). Purchaser's 125 Plan shall be no less restrictive in its terms and conditions than Seller's 125 Plan. Upon receipt of such amount, the Purchaser and the Purchaser's 125 Plan assume all obligations and liabilities with respect to the Reimbursement Accounts for the Company Employees. Purchaser shall recognize the elections of the Company Employees under Seller's 125 Plan for purposes of Purchaser's 125 Plan for calendar year 2003. Purchaser shall indemnify and hold the Seller harmless for any loss, cost or expenses (including reasonable attorney's fees) incurred by Seller which arise because of Purchaser's failure to comply with the provisions of this Section 4.10(f). Seller shall provide the Company with all information reasonably requested by Purchaser in order for the Company and the Purchaser's 125 Plan to satisfy the obligations set forth in this Section 4.10(f).

        4.11    Updates to Schedules.

        From the date hereof through the Closing, the Seller shall give notice to Purchaser of the occurrence, or failure to occur, after the date hereof of any event which occurrence or failure has caused or would be likely to cause any representation or warranty contained in this Agreement or in any Schedule hereto to be untrue or inaccurate in any material respect. In such event, unless such event would not reasonably be likely to cause the condition set forth in Section 5.3(g) not to be met or otherwise have a Material Adverse Effect (whether considered individually or in the aggregate with the events described in other written notices previously received by Purchaser), such written notice (i) shall be deemed to have amended the applicable Schedule and to have qualified the representations and warranties contained in Article II for the purposes of determining whether the condition specified in Section 5.3(a) has been satisfied, but (ii) shall not be deemed to have amended any Schedule or modified any representation or warranty for purposes of determining the Purchaser's right to indemnification with respect thereto under Section 6.1(a)(ii). Notwithstanding the forgoing, Seller shall not be permitted to update Schedule 4.20 without the prior consent of Purchaser, which consent shall not be unreasonably withheld. In addition, from the date hereof through the Closing, the Seller shall give notice to Purchaser of any failure of the Seller, or of its representatives, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any Schedule hereto in any material respect.

        4.12    Contact with Customers and Suppliers.

        Promptly following the public announcement of this Agreement, the Seller will, or will cause the Company Group members to, arrange for Purchaser and its representatives to visit and/or interview material customers, suppliers, licensors and vendors of the Company Group at times and under conditions mutually agreeable to Purchaser and such customer, supplier, licensor or vendor; provided, that the Seller shall be entitled to have its representatives attend such visit or interview.

        4.13    Use of Name and Marks and Affiliation Statement.

        (a)   The Purchaser may use the trademarks, service marks, brand names, domain names or trade, corporate or business names of the Seller ("Seller Marks") for a period of nine (9) months after the Closing (the "Transition Period"); provided, that such use shall be consistent with the use of the Seller Marks by the Company Group in the conduct of its businesses prior to the Closing. In furtherance and not in limitation of the foregoing, during the Transition Period, the Purchaser shall be permitted to use the names of the Company Group members (and the Seller Marks related thereto) on stationery, signage, invoices, receipts, forms, packaging, advertising and promotional materials, product, training and service literature and materials, computer programs, Internet websites or like materials ("Marked Materials"). In addition, to the extent the Seller Marks are used by the Company Group members on Marked Materials or appear on inventory at the Closing, the Purchaser may use such Marked Materials or sell such inventory after the Closing for a period of nine (9) months without altering or modifying such Marked Materials or inventory, or removing such Seller Marks. Not later than nine (9) months following the Closing Date, the Purchaser will change the names of the Company Group members to names that do not include a Seller Mark and make any necessary legal filings with the appropriate Governmental Authority to effect such change.

        (b)   The Purchaser shall refrain from using any printed materials and other means of communication which state, suggest or imply any affiliation with the Seller or any of its Affiliates ("Affiliation Statement Materials"), other than the uses of Marked Materials and Seller Marks in accordance with Section 4.13(a), following the Closing Date; provided that, so long as the Purchaser uses its reasonable best efforts to discontinue the use of the Affiliation Statement Materials (except for the uses of Marked Materials and Seller Marks permitted by Section 4.13(a)), the Purchaser may continue to use the Affiliation Statement Materials existing at the Closing Date, subject to applicable Law, for up to ninety (90) days after the Closing Date.

        4.14    Section 338(h)(10) Election.

        (a)   Seller (and if necessary, its Affiliates) agrees, at Purchaser's request, to make the elections provided for in Section 338(h)(10) of the Code and, if permissible, similar elections under state or local Tax laws (collectively, the "338 Elections"). Purchaser and Seller shall comply fully with all filings and other requirements necessary to effectuate the 338 Elections on a timely basis and agree to cooperate in good faith with each other in the preparation and timely filing of all Tax Returns required to be filed in connection with the making of the 338 Elections, including the exchange of information and the joint preparation and filing of IRS Forms 8023 and 8883 (including related schedules) and any similar forms under applicable state and local Tax law.

        (b)   As soon as practicable after the Closing Date, Purchaser shall prepare an allocation of the deemed sale price of the assets of the Company Group members resulting from the 338 Elections (as required pursuant to Section 338(h)(10) of the Code and the Regulations promulgated thereunder) among such assets (the "Section 338 Allocation"). Seller and Purchaser (and their Affiliates) shall then cooperate in good faith to revise and finalize the Section 338 Allocation. If Seller and Purchaser are unable to agree on the Section 338 Allocation within one hundred twenty (120) days after the Closing Date, they shall request the Settlement Accountant to prepare the Section 338 Allocation, the cost of which shall be shared equally by them. Purchaser and Seller shall (i) assist each other in the preparation of the Section 338 Allocation; (ii) agree to act in accordance with the Section 338 Allocation in the preparation and filing of all Tax Returns and in the course of any Tax Contest relating thereto; and (iii) each notify the other as soon as reasonably practicable of any audit adjustment or proposed audit adjustment by any Tax Authority that affects or may affect the Section 338 Allocation.

        4.15    Purchaser's Access to Seller's Network.

        At Closing, Seller and Purchaser shall enter into a workers' compensation network access agreement whereby customers of Purchaser, the Company Group and Affiliates thereof will be able to access Seller's network of health care providers (the "Workers' Compensation Network Access Agreement"), substantially in the form attached hereto as Exhibit B.

        4.16    License Agreement.

        At Closing, the Seller and the appropriate members of the Company Group shall enter into a license agreement whereby the Company shall grant Seller a royalty-free, perpetual license to use the software identified on Schedule 4.16 (the "Software License Agreement"), substantially in the form attached hereto as Exhibit C.

        4.17    Transition Services Agreement.

        At Closing, the Seller, the Purchaser and the Company shall enter into a transition services agreement, in form and substance reasonably satisfactory to the Seller and the Purchaser, whereby the Seller shall agree to furnish the Purchaser and the Company Group and the Purchaser and the Company Group shall agree to furnish the Seller with certain services and for certain time periods, in each case, as further described in the term sheet attached hereto as Exhibit D (the "Transition Services Agreement").

        4.18    PPO Services Agreement.

        At Closing, Seller and Purchaser shall enter into a preferred provider organization access agreement whereby Seller will access the PPO network owned and operated by Purchaser (the "PPO Services Agreement"), substantially in the form attached hereto as Exhibit E.

        4.19    Confidentiality.

        (a)   The disclosure of confidential or proprietary information furnished by the parties hereto to each other shall be governed by the terms and conditions of the confidentiality and non-disclosure agreement, dated March 10, 2003 (the "Confidentiality Agreement"), between the Seller and the Purchaser.

        (b)   After the Closing the Seller shall not, and shall cause its Affiliates not to, disclose or use any confidential information used or held for use in connection with the business of the members of the Company Group, except to the extent that any such confidential information (i) is in or enters the public domain (other than as a result of a breach of this Section 4.19) or (ii) is required to be disclosed under applicable Law. In addition, Seller shall, and shall cause its Affiliates to, (x) reasonably enforce the confidentiality provisions of any confidentiality or other non-disclosure agreements it entered into with potential bidders in connection with the sale of the Company and (y) require that such bidders return to the Company or destroy all confidential information or documents that were furnished to such bidders or the respective representatives thereof.

        (c)   Notwithstanding anything herein or in the Confidentiality Agreement to the contrary, and except as otherwise required by applicable securities laws, the parties to this Agreement agree that the obligations of confidentiality contained herein and in the Confidentiality Agreement shall not apply to the "tax treatment" and "tax structure," within the meaning of Treasury Regulation Section 1.6011-4, of the transaction contemplated by this Agreement (but no other details regarding matters covered by this Agreement) upon the earlier to occur of (i) the date of the public announcement of discussions relating to the transaction contemplated by this Agreement, (ii) the date of the public announcement of the transaction contemplated by this Agreement or (iii) the date of the execution of this Agreement; provided however, that each party recognizes that the foregoing is not intended to affect either party's privilege to maintain, in its sole discretion, the confidentiality of communications with its attorneys or with a federally authorized tax practitioner under Section 7525 of the Code.

        4.20    Divestiture of Group Health Business.

        Prior to Closing, the Seller shall cause the Company Group to transfer to Seller or an Affiliate thereof all assets and liabilities related to the group health business of the Company Group (the "Group Health Business"). Such assets and liabilities are identified on Schedule 4.20. Prior to Closing, the Seller shall cause the Company Group to transfer those Company Employees identified on Schedule 4.20 to an entity that immediately after Closing will not be an Affiliate of the Company.

        4.21    Divestiture of HN Services.

        Prior to Closing, the Seller shall cause the Company to transfer to Seller or an Affiliate thereof all of the issued and outstanding shares of the capital stock of HN Services.

        4.22    Cancellation of Intercompany Accounts.

        Immediately prior to Closing, all Intercompany Accounts shall be canceled without payment of any kind, which cancellation shall be treated as a dividend, in the case of an account receivable in favor of any Company Group member, or as a contribution to capital, in the case of an account payable by a Company Group member.

ARTICLE V
CONDITIONS PRECEDENT

        5.1    Conditions to Obligations of Each Party.    The obligations of the Seller and the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

          (a)   HSR Act. Any waiting period applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

          (b)   No Injunction. No order, statute, rule, regulation, executive order, injunction, stay, decree, directive, or restraining order shall have been enacted, entered, promulgated or enforced by any court of competent jurisdiction or Governmental Authority that makes the consummation of the transactions contemplated by this Agreement illegal.

          (c)   Governmental Consents. All authorizations, consents and approvals of Governmental Authorities listed in Schedules 2.2 and 3.2 shall have been made or obtained.

        5.2    Conditions to Obligations of the Seller.

        The obligation of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing, of the following additional conditions:

          (a)   Representations and Warranties and Obligations of the Purchaser. The representations and warranties in Article III shall be true and correct in all material respects when made and at and as of the Closing with the same effect as though made at and as of such time, except that those representations and warranties which are made as of a specific date shall be true and correct in all material respects only as of such date, and except that any representation or warranty that itself is already qualified by materiality shall be true and correct in all respects when made at and as of the Closing. The Purchaser shall have performed and complied in all material respects with each covenant or agreement contained in this Agreement required to be performed or complied with by it at or before the Closing.

          (b)   Officer's Certificate. The Purchaser shall have delivered to the Seller a certificate, dated the Closing Date and signed by a duly authorized officer, as to the fulfillment of the conditions set forth in Section 5.2(a).

          (c)   Transaction Documents. The applicable Company Group member shall have entered into the Software License Agreement and the Purchaser shall have entered into the Transition Services Agreement.

          (d)   Corporate Proceedings. All corporate proceedings of the Purchaser in connection with the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party, and all documents and instruments incident thereto, shall be reasonably satisfactory in form and substance to the Seller, and the Seller shall have received all such documents and instruments, or copies thereof, certified if requested, as may be reasonably requested.

        5.3    Conditions to Obligations of the Purchaser.

        The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing Date of the following additional conditions:

          (a)   Representations and Warranties and Obligations of the Seller. The representations and warranties in Article II shall be true and correct in all material respects when made and at and as of the Closing with the same effect as though made at and as of such time, except that those representations and warranties which are made as of a specific date shall be true and correct in all material respects only as of such date, and except that any representation or warranty that itself is already qualified by a materiality or Material Adverse Effect standard shall be true and correct in all respects when made at and as of the Closing. The Seller shall have performed and complied in all material respects with each covenant or agreement contained in this Agreement required to be performed or complied with by it at or before the Closing.

          (b)   Officer's Certificate. The Seller shall have delivered to the Purchaser a certificate, dated the Closing Date and signed by a duly authorized officer, as to the fulfillment of the conditions set forth in Section 5.3(a).

          (c)   Resignations. The directors of the Company Group members specified in a notice delivered by the Purchaser to the Seller at least five days prior to the Closing shall have submitted their resignations from the Boards of Directors of the Company Group members, effective as of the Closing Date.

          (d)   FIRPTA Certificate. The Seller shall have duly executed and delivered to the Purchaser a certificate of non-foreign status as to the sale of the Shares as provided in Treasury Regulation Section 1.1445-2(b).

          (e)   Corporate Proceedings. All corporate proceedings of the Seller and the Company Group members in connection with the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party, and all documents and instruments incident thereto, shall be reasonably satisfactory in form and substance to the Purchaser, and the Purchaser shall have received all such documents and instruments, or copies thereof, certified if requested, as may be reasonably requested.

          (f)    Consents. Seller shall have delivered to Purchaser the consents, approvals and waivers of and copies of notices to any Person as set forth on Schedule 2.2 (except for those and notices not required to be given or made prior to Closing).

          (g)   Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event which has had or would reasonably be likely to have a material adverse effect on the financial condition, business, finances, prospects or operations of the Company Group taken as a whole.

          (h)   Transaction Documents. The Seller shall have entered into the Non-Compete Agreement, the Workers' Compensation Network Access Agreement, the PPO Services Agreement and the Transition Services Agreement.

          (i)    Tristar Novation. All commitments, liabilities or obligations of any nature of any member of the Company Group, whether contingent or otherwise, pursuant to that Stock Purchase Agreement dated July 23, 2002 by and among Tristar Insurance Group, Seller and the Company selling EOS Claims Services, Inc. to Tristar Insurance Group and any other agreements contemplated thereby (other than the Exclusive Payor Services Agreement, dated as of July 23, 2002, by and between Tristar Insurance Group, Inc., on its own behalf and on behalf of its subsidiaries, EOS Managed Care Services, Inc., and the Company) shall have been novated to Seller or an Affiliate of Seller (other than a member of the Company Group).

ARTICLE VI
INDEMNIFICATION

        6.1    By the Seller.

        (a)   From and after the Closing, subject to Section 6.7, the Seller agrees to indemnify and hold harmless the Purchaser and its Affiliates (including the Company Group), and each of their respective officers, directors, employees, agents, representatives, successors and assigns (collectively, the "Purchaser Indemnified Parties") from and against any Losses incurred or sustained by any of the Purchaser Indemnified Parties as a result of, arising out of or relating to:

            (i)  any inaccuracy or breach by the Seller of any covenant (other than the covenants contained in Sections 4.7, 4.8, 4.9 and 4.14, which are covered by Section 4.8) set forth in this Agreement or in any Transaction Document to which it is a party;

           (ii)  any inaccuracy or breach by the Seller of any of its representations or warranties set forth in this Agreement (other than Sections 2.9(xiv), 2.9(xv) and 2.16 which are covered by Section 4.8), considered, for these purposes, without regard to any updates to the Schedules contemplated by Section 4.11, provided, however, that Seller shall not have any liability to any Purchaser Indemnified Party as a result of the breach of any representation or warranty to the extent Purchaser had knowledge, other than knowledge acquired pursuant to an update of a Schedule in accordance with Section 4.11, that such representation or warranty was incorrect or untrue prior to the Closing Date;

          (iii)  any action, claim, suit, complaint, litigation, or arbitration, including any Litigation disclosed on Schedule 2.11, initiated or threatened in writing prior to 12 months following the Closing Date, related to the legitimacy, validity or enforceability of discounts applied or reductions taken on any medical provider bills prior to the Closing Date;

          (iv)  the Group Health Business, including the transfer of the Group Health Business pursuant to Section 4.20 hereof;

           (v)  HN Services, including the transfer of HN Services pursuant to Section 4.21 hereof; and

          (vi)  any commitments, liabilities or obligations of any nature of any member of the Company Group, whether contingent or otherwise, pursuant to the Asset Purchase and Sale Agreement, dated March 15, 2001, by and among HIH America Insurance Services, Inc., Health Net CompAmerica, Inc. (then known as "Compensation America Network Acquisition Co.") and Health Net Employer Services, Inc. (then known as "Employer & Occupational Services Group, Inc.").

        Notwithstanding the foregoing, there shall not be any duplicative payments or indemnities by the Seller.

        (b)   The rights of the Purchaser to indemnification under Section 6.1(a)(ii) shall be limited as follows:

            (i)  The amount of any Losses incurred by the Purchaser shall be reduced by the net amount of any Tax benefits actually realized by the Purchaser or any of its Affiliates by reason of such Losses.

           (ii)  The amount of any Losses incurred by the Purchaser shall be reduced by the net amount the Purchaser or any of its Affiliates recovers (after deducting all reasonable attorneys' fees, expenses and other costs of recovery) from any insurer or other party liable for such Losses, and Purchaser shall use reasonable best efforts to effect any such recovery unless effecting such recovery would reasonably be likely to result in the cancellation or non-renewal, or result in a material increase in the cost, of the applicable insurance coverage.

          (iii)  The amount of any Losses incurred or sustained by the Purchaser shall be reduced to the extent such Losses shall have been caused, contributed to or exacerbated by any action or omission of the Purchaser or any of its Affiliates or their respective employees, representatives or agents; provided, however, that operation of the business in a manner substantially consistent with the operation of the business of the Company Group prior to the Closing (and actions or omissions pursuant thereto) shall not be deemed to cause, contribute to or exacerbate such Losses.

          (iv)  The Purchaser shall not be entitled to indemnification under Section 6.1(a)(ii) unless the aggregate amount of indemnifiable Losses thereunder exceeds 3.5% of the Purchase Price (the "Threshold") provided, however, that if the aggregate amount of indemnifiable Losses exceeds the Threshold, the Purchaser shall be entitled to indemnification for the amount of any and all of such Losses that exceeds the Threshold; and provided, further, that the Threshold shall not apply to Losses as a result of, arising out of or relating to breaches by the Seller of the representations and warranties set forth in Sections 2.1, 2.3, 2.4, 2.5 and 2.23, which breaches shall be indemnified against in their entirety.

           (v)  The Purchaser shall not be entitled to indemnification under Section 6.1(a)(ii) to the extent that aggregate amount of Losses pursuant to Section 6.1(a)(ii) exceeds the Purchase Price.

        6.2    By the Purchaser.

        (a)   From and after the Closing, subject to Section 6.7, the Purchaser agrees to indemnify and hold harmless the Seller and the Non-Company Group Affiliates, and each of their respective officers, directors, employees, agents, representatives, successors and assigns (collectively, the "Seller Indemnified Parties") from and against any Losses incurred or sustained by any of the Seller Indemnified Parties as a result of, based upon or relating to:

            (i)  any inaccuracy or breach by the Purchaser of any covenant or agreement (other than the covenants contained in Sections 4.7, 4.8, 4.9 and 4.14) set forth in this Agreement or in any Transaction Document to which it is a party;

           (ii)  any inaccuracy or breach by the Purchaser of any of its representations or warranties set forth in this Agreement, provided, however, that Purchaser shall not have any liability to any Seller Indemnified Party as a result of the breach of any representation or warranty to the extent Seller had knowledge, that such representation or warranty was incorrect or untrue prior to the Closing Date; or

          (iii)  the use of Seller Marks or Affiliation Statement Materials other than as permitted by Section 4.13.

        Notwithstanding the foregoing, that there shall not be any duplicative payments or indemnities by the Purchaser.

        (b)   The rights of the Seller to indemnification under Section 6.2(a)(ii) shall be limited as follows:

            (i)  The amount of any Losses incurred by the Seller shall be reduced by the net amount of any Tax benefits actually realized by the Seller or any of its Affiliates by reason of such Losses.

           (ii)  The amount of any Losses incurred by the Seller shall be reduced by the net amount the Seller or any of its Affiliates recovers (after deducting all attorneys' fees, expenses and other costs of recovery) from any insurer or other party liable for such Losses, and Seller shall use reasonable best efforts to effect any such recovery unless effecting such recovery would reasonably be likely to result in the cancellation or non-renewal, or result in a material increase in the cost, of the applicable insurance coverage.

          (iii)  The amount of any Losses incurred or sustained by the Seller shall be reduced to the extent such Losses shall have been caused, contributed to or exacerbated by any action or omission of the Seller or any of its Affiliates or their respective employees, representatives or agents.

          (iv)  The Seller shall not be entitled to indemnification under Section 6.2(a)(ii) unless the aggregate amount of indemnifiable Losses exceeds the Threshold; provided, however, that if the aggregate amount of indemnifiable Losses exceeds the Threshold, the Seller shall be entitled to indemnification for the amount of any and all of such Losses that exceeds the Threshold; and provided, further, that the Threshold shall not apply to Losses as a result of, arising out of or relating to breaches by the Purchaser of the representations and warranties set forth in Sections 3.1 and 3.7, which breaches shall be indemnified against in their entirety.

           (v)  The Seller shall not be entitled to indemnification under Section 6.2(a)(ii) to the extent that the aggregate amount of Losses pursuant to Section 6.2(a)(ii) exceeds the Purchase Price.

        6.3    Indemnification Procedures.

        Any Person entitled to indemnification hereunder shall herein be referred to as an "Indemnitee." Any Person obligated to indemnify an Indemnitee hereunder shall herein be referred to as an "Indemnitor."

        (a)   Third Party Claims. Promptly upon any Indemnitee's receipt of any notice of any third party claim or the commencement of any action by any third party which such Indemnitee reasonably believes may give rise to a claim for indemnification from an Indemnitor hereunder, such Indemnitee shall, if a claim in respect thereof is to be made against an Indemnitor under this Article VI, notify such Indemnitor in writing in reasonable detail of such claim or action and include with such notice copies of all notices and documents (including court papers) served on or received by the Indemnitee from such third party. Failure to so notify the Indemnitor will not relieve the Indemnitor from any liability for Losses under this Article VI except to the extent that such omission results in a failure of actual notice to the Indemnitor and the Indemnitor is materially damaged as a result thereof. The Indemnitor will have the right to defend the Indemnitee against a claim with counsel of the Indemnitor's choice reasonably satisfactory to the Indemnitee so long as (a) the Indemnitor notifies the Indemnitee in writing within thirty (30) days after the Indemnitee has given notice of the claim to the Indemnitor that the Indemnitor will indemnify the Indemnitee in accordance with this Article VI, (b) the claim involves solely money damages and does not seek an injunction or other equitable relief and (c) the Indemnitor conducts the defense of the claim actively and diligently. In such event, the Indemnitee shall have the right at its expense to employ counsel to participate in the defense of such claim. For the avoidance of doubt, it is agreed that Seller shall continue to defend after the Closing any Litigation pending as of the Closing Date with respect to which the Purchaser Indemnified Parties are entitled to indemnification pursuant to Section 6.1(a)(iii) hereof. If any of the conditions set forth in (a)-(c) above are not fulfilled, Indemnitee shall have the right to assume the defense of the claim, at the expense of Indemnitor, in such manner as it deems appropriate. The Indemnitee shall have the right to employ counsel to represent it for any reason including if (x) such claim or action involves remedies other than monetary damages or (y) the Indemnitee may have available to it one or more defenses or counterclaims which are inconsistent with one or more defenses or counterclaims which may be alleged by the Indemnitor, and in any such event the fees and expenses of such separate counsel shall be paid by the Indemnitor. If the Indemnitor shall control the defense of any such claim, the Indemnitor shall obtain the prior written consent of the Indemnitee (which shall not be unreasonably withheld or delayed) before entering into any settlement of a claim or ceasing to defend such claim, if pursuant to or as a result of such settlement or cessation, injunction or other equitable relief shall be imposed against the Indemnitee or if such settlement does not expressly and unconditionally release the Indemnitee from all liabilities and obligations with respect to such claim and all matters that could have been asserted in connection with such claim, with prejudice. Unless it has been conclusively determined through a final judicial determination (or settlement tantamount thereto) that the Indemnitor is not liable to the Indemnitee under this Section 6.3, the Indemnitee shall act reasonably with respect to such defense, and shall not settle or compromise any such claim or action without the consent of the Indemnitor, which consent shall not be unreasonably withheld or delayed. The parties hereto agree to render to each other such assistance as may reasonably be requested in order to insure the proper and adequate defense of any such claim or action, including making employees available on a mutually convenient basis to provide additional information and explanation of any relevant materials or to testify at any proceedings relating to such claim or action, and any related costs thereof shall be paid by Indemnitor.

        (b)   Other Claims. As promptly as practicable after an Indemnitee sustains any Losses not involving a third party claim or action which such Indemnitee reasonably believes may give rise to a claim for indemnification from an Indemnitor hereunder, such Indemnitee shall deliver notice of such claim to the Indemnitor, specifying with reasonable detail the basis on which indemnification is being asserted and the amount of such Losses. If the Indemnitor does not notify the Indemnitee within 45 calendar days following its receipt of such notice that the Indemnitor disputes its liability to the Indemnitee under this Article VI, such claim specified by the Indemnitee in such notice shall be conclusively deemed a liability of the Indemnitor under this Article VI and the Indemnitor shall pay the amount of such claim to the Indemnitee on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined.

        6.4    Treatment of Indemnity Payment.

        Each of the Seller and the Purchaser agrees to treat any indemnity payment made pursuant to this Agreement as an adjustment to the Purchase Price for all Tax purposes.

        6.5    Mitigation of Loss.

        The Indemnitee is obligated to use all commercially reasonable efforts to mitigate the amount of any Loss for which it is entitled to seek indemnification hereunder, and the Indemnitor Party shall not be required to make any payment to an Indemnitee to the extent of any increase in such Loss caused by such Indemnitee's failure to comply with the foregoing obligation.

        6.6    Exclusivity of Indemnification Provision.

        Except for (a) any equitable relief, including injunctive relief or specific performance, to which any party hereto may be entitled and (b) in the case of fraud or intentional misrepresentation, from and after the Closing, the indemnification for Losses provided in this Article VI and in Section 4.8 shall be the sole and exclusive remedy of any party hereto with respect to this Agreement.

        6.7    Survival of Representations and Warranties.

        The representations and warranties contained in Articles II and III of this Agreement (excluding those contained in Sections 2.9(xiv), 2.9(xv) and 2.16, which are covered by Section 4.8) shall survive the Closing for the applicable period set forth in this Section 6.7, and any and all claims and causes of action for indemnification under this Article VI arising out of the inaccuracy or breach of any such representation or warranty must be made prior to the termination of the applicable survival period. All of the representations and warranties contained in Articles II and III of this Agreement (excluding those contained in Sections 2.9(xiv), 2.9(xv) and 2.16, which are covered by Section 4.8) and any and all claims and causes of action for indemnification under this Article VI with respect thereto shall terminate eighteen (18) months following the Closing Date; provided that (a) the representations and warranties of the Seller contained in Sections 2.1, 2.3, 2.4 and 2.5 shall survive indefinitely, (b) the representations and warranties of Purchaser contained in Section 3.1 shall survive indefinitely and (c) the representations and warranties of Seller contained in Sections 2.17 and 2.19 shall survive until 90 days following the expiration of the applicable statute or similar period of limitations; it being understood that in the event an Indemnified Party delivers notice of any claim for indemnification within the applicable survival period and such notice describes such claims with reasonable specificity, the representations and warranties that are the subject of such indemnification claim shall survive until such time as such claim is finally resolved.

ARTICLE VII
DEFINITIONS AND INTERPRETATION

        7.1    Definitions.

        As used in this Agreement, the following terms have the following meanings:

        Affiliate:    of a Person means any other Person that directly or indirectly controls, is controlled by, or is under common control with, the first Person. The term "control" (including the terms, "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

        Affiliation Statement Materials:    as defined in Section 4.13(b).

        Agreement:    this Stock Purchase Agreement, including the Schedules to this Stock Purchase Agreement.

        Closing:    as defined in Section 1.2.

        Closing Date:    as defined in Section 1.2.

        COBRA:    as defined in Section 4.10(e).

        Code:    the United States Internal Revenue Code of 1986, as amended.

        Company:    as defined in the Recitals.

        Company Employees:    as defined in Section 2.26(a).

        Company Group:    the Company and all of its Subsidiaries other than HN Services.

        Confidentiality Agreement:    as defined in Section 4.19(a).

        Contracts:    as defined in Section 2.14(a).

        Controlling Party:    as defined in Section 4.7(e)(ii).

        Copyrights:    any copyrights, copyright applications and registrations.

        Environment:    surface waters, groundwaters, surface water sediment, soil, subsurface strata, ambient air and other environmental medium.

        Environmental Claims:    any and all actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, notices of liability or potential liability, investigations, proceedings, consent orders or consent agreements relating in any way to any Environmental Law or any Hazardous Material or arising from any alleged injury to threat of injury to health, safety or the Environment.

        Environmental Law:    means any Law with respect to the preservation of the Environment, including but not limited to any Law whatsoever relating to Hazardous Materials, drinking water, surface water, groundwater, wetlands, landfills, open dumps, storage tanks, underground storage tanks, solid waste, waste water, storm water runoff, odors, air quality, air emissions, or waste emissions. Without limiting the generality of the foregoing, the term will encompass each of the following statutes and the regulations promulgated thereunder, and any similar applicable state, or local Law, each as amended: (a) the Comprehensive Environmental Response, Compensation, and Liability Act of 1980; (b) the Solid Waste Disposal Act; (c) the Hazardous Materials Transportation Act; (d) the Toxic Substance Control Act; (e) the Clean Water Act, (f) the Clean Air Act; (g) the Safe Drinking Water Act; (h) the National Environmental Policy Act of 1969; (i) the Superfund Amendments and Reauthorization Act of 1986; (j) Title III of the Superfund Amendments and Reauthorization Act; (k) the Federal Insecticide, Fungicide and Rodenticide Act; (l) the provisions of the Occupational Safety and Health Act of 1970 relating to the handling of and exposure to Hazardous Materials and similar substances; and (m) the National Environmental Policy Act.

        Environmental Permit:    any permit, approval, identification number, license, or other authorization required to operate the business of any Company Group member brought under any applicable Environmental Law.

        ERISA:    the United States Employee Retirement Income Security Act of 1974, as amended.

        Financial Statements:    as defined in Section 2.6.

        GAAP:    United States generally accepted accounting principles, consistently applied.

        Governmental Action:    any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, certificate, exemption, order, decree, writ, ruling, settlement, award, judgment, injunction, registration, declaration, filing, report or notice of, with or to any Governmental Authority.

        Governmental Authority:    any foreign or national government, any state or other political subdivision thereof, and any entity, department, agency, commission, board or bureau exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to governmental or regulatory authority.

        Group Health Business:    as defined in Section 4.20.

        Hazardous Materials:    means each and every element, compound, chemical, contaminant, pollutant, material, waste or other substance that is defined, determined or identified as hazardous, toxic or regulated under any Environmental Law or the release of which is prohibited under any Environmental Law. Without limiting the generality of the foregoing, the term will include, without limitation: (a) "hazardous substance" as defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, or Title III of the Superfund Amendments and Reauthorization Act and regulations promulgated thereunder, each as amended; (b) "hazardous waste" as defined in the Solid Waste Disposal Act and regulations promulgated thereunder, each as amended: (c) "hazardous materials" as defined in the Hazardous Material Transportation Act and the regulations promulgated thereunder, each as amended; (d) "chemical substance or mixture" as defined in the Toxic Substances Control Act and regulation promulgated thereunder, each as amended; (e) petroleum products and by products; (f) asbestos; and (g) PCBs.

        HN Services:    as defined in the Recitals.

        HSR Act:    the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated under such statute.

        Indemnitee:    as defined in Section 6.3.

        Indemnitor:    as defined in Section 6.3.

        Intellectual Property:    means any and all United States and foreign (i) Patents, (ii) Trademarks, (iii) trade and corporate names, (iv) Copyrights, (v) Trade Secrets, (vi) internet domain names, (vii) all other proprietary intangible property, rights and interests, (viii) all copies and tangible embodiments of the foregoing (in whatever form or medium) and (ix) all applications for any of the foregoing.

        Intercompany Accounts:    all amounts that any Company Group member owes to the Seller and/or any of the Seller's Affiliates (other than to other Company Group members) on the Closing Date, and all amounts that the Seller and/or any of the Seller's Affiliates (other than Company Group members) owe Company Group members on the Closing Date, including, without limitation, those with the following general ledger account numbers: 124900, 126099, 230090, 232210 through 241210, 270000 and 270003.

        Interim Balance Sheet:    the unaudited consolidated balance sheet of the Company as of June 30, 2003.

        Interim Financial Statements:    as defined in Section 2.6.

        IP License Agreements:    material agreements as of the date hereof (excluding shrinkwrap, clickwrap and commercially available off the shelf software licenses having a value or purchase price of less than $10,000) granting or obtaining any right to use any Intellectual Property to which any member of the Company Group is a party or is otherwise bound as licensee or licensor.

        IRS:    the United States Internal Revenue Service.

        Knowledge of the Seller:    the actual knowledge or knowledge and other facts and matters that a senior officer of the Seller or an officer or director of any member of the Company Group should reasonably be expected to discover or otherwise become aware of in the course of their respective duties as senior officers or employees of the Seller or directors, officers or employees of any Company Group member, as applicable, prior to the Closing Date, and the actual knowledge of Pamela Cody, Phil Davis, Hilda Gonzales and Kevin Lane.

        Law:    all (i) constitutions, treaties, statutes, laws (including common law), codes, rules, regulations, ordinances or orders of any Governmental Authority, (ii) Governmental Actions, (iii) orders, decisions, injunctions, judgments, awards and decrees of or agreements with any Governmental Authority, and (iv) rules and policies of any self-regulatory body.

        Leased Real Property:    as defined in Section 2.12(a).

        Liabilities:    as defined in Section 2.7.

        Lien:    any mortgage, pledge, deed of trust, hypothecation, claim, security interest, title defect, encumbrance, burden, charge or other similar restriction, lease, sublease, claim, title retention agreement, option, easement, covenant, encroachment or other adverse claim.

        Litigation:    as defined in Section 2.11.

        Losses:    any and all claims, demands, liabilities, obligations, losses, Taxes, fines, costs, expenses, deficiencies or damages, whether or not resulting from third party claims, including interest, additions and penalties with respect thereto and out-of-pocket expenses and reasonable attorneys' and accountants' fees and expenses incurred in the investigation, defense or settlement of any of the same or in asserting, preserving or enforcing any rights under this Agreement, but excluding any punitive damages.

        Marked Material:    as defined in Section 4.13(a).

        Material Adverse Effect:    a material adverse effect on the ability of the Seller to perform its obligations under or to consummate the transactions described in this Agreement or the other Transaction Documents or a material adverse effect on the financial condition, assets, property, results of operations or business of the Company Group taken as a whole, but excluding effects attributable to (i) the announcement by the Seller of its intention to sell the Company or enter into this Agreement, (ii) the transactions contemplated by this Agreement or the other Transaction Documents, (iii) changes in general economic or market conditions or prevailing interest rates, including, without limitation, changes affecting the industries in which the Company Group operates, or (iv) changes in Laws or accounting standards, principles or interpretations.

        Non-Company Group Affiliate:    any Affiliate of the Seller other than the Company Group members.

        Non-Compete Agreement:    as defined in Section 4.4(a).

        Non-Controlling Party:    as defined in Section 4.7(e)(ii).

        Patents:    any patents, patent applications, and all divisions, reissues, continuations, extension, and continuations-in-part thereof.

        Permitted Liens:    (a) Liens reflected in the Financial Statements, (b) Liens securing the payment of Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and as to which any Company Group member has, to the extent required by GAAP, set aside on its books adequate reserves, and (c) Liens of warehousemen, mechanics and materialmen and other similar statutory Liens incurred in the ordinary course of business and securing obligations which are not yet due and payable or which are being contested in good faith and as to which any Company Group member has, to the extent required by GAAP, set aside adequate reserves.

        Person:    any natural person, firm, limited liability company, general partnership, limited partnership, joint venture, association, corporation, trust, Governmental Authority or other entity.

        Plans:    as defined in Section 2.17(a).

        Post-Closing Tax Period:    any Tax Period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

        PPO Services Agreement:    as defined in Section 4.18.

        Pre-Closing Tax Period:    any Tax Period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

        Property Taxes:    as defined in Section 4.8(b)(iii)(A)

        Purchase Price:    as defined in Section 1.1(b).

        Purchaser:    as defined in the Recitals.

        Purchaser Indemnified Parties:    as defined in Section 6.1(a).

        Purchaser's 125 Plan:    as defined in Section 4.10(f).

        Reimbursement Account:    as defined in Section 4.10(f).

        Restriction Period:    as defined in Section 4.4(b).

        Section 338 Allocation:    as defined in Section 4.14(b).

        Securities Act:    as defined in Section 3.5.

        Seller:    as defined in the Recitals.

        Seller Employees:    as defined in Section 4.4(d).

        Seller Indemnified Parties:    as defined in Section 6.2(a).

        Seller Marks:    as defined in Section 4.13(a).

        Seller Plan:    as defined in Section 4.10(e).

        Seller's Network:    as defined in Section 4.15(a).

        Seller's 125 Plan:    as defined in Section 4.10(f).

        Selling Group:    the affiliated group of corporations of which Seller is the common parent.

        Settlement Accountant:    a firm of independent certified public accountants of nationally recognized standing as may be mutually agreed between the parties.

        Shares:    as defined in the Recitals.

        Software License Agreement:    as defined by Section 4.16.

        Straddle Period:    any Tax Period that includes the Closing Date.

        Subsidiary:    with respect to any Person (for the purposes of this definition, the "parent"), any other Person (other than a natural person), whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by the parent or by one or more of its respective Subsidiaries or by the parent and any one or more of its respective Subsidiaries.

        Tax:    with respect to any Person, all taxes, assessments, charges, duties, fees, levies, imposts or other governmental charges, including, without limitation, all federal, state, provincial, local, foreign or other income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, sales, use, value added, transfer, registration, stamp, premium, excise, customs duties, severance, real property, personal property, ad valorem, occupancy, license, occupation, business and occupation, employment, payroll, social security, disability, unemployment, workers' compensation, health care, withholding, estimated or other tax of any kind, including all interest and penalties thereon and additions thereto whether disputed or not, for which such Person may be liable (including any such Tax related to any other Person for which such Person is liable, by contact, as transferee or successor, or by Law (including as a result of application of Treasury Regulation 1.1502-6 or otherwise).

        Tax Authority:    any federal, state, provincial, local, foreign or other Governmental Authority or any quasi-governmental body or private body responsible for the assessment, determination, collection or imposition of any Tax.

        Tax Contest:    as defined in Section 4.7(e)(i).

        Tax Period:    any period prescribed by any Tax Authority for which a Tax Return is required to be filed or a Tax is required to be paid.

        Tax Return:    any return, report, declaration, form, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

        Tax Sharing Agreements:    as defined in Section 4.9(b).

        Threshold:    as defined in Section 6.1(b)(iv).

        Trademarks:    any trademarks, service marks, trade dress, logos, trademark or service mark applications and registrations, including all renewals thereof.

        Trade Secrets:    any trade secrets, know-how, technology, computer software and software systems (including data and related documentation), ideas, inventions, (whether or not patentable), designs, processes, business and marketing plans, customer and supplier lists, confidential information.

        Transaction Documents:    this Agreement, the Non-Compete Agreement, the Transition Services Agreement, the Workers' Compensation Network Access Agreement, the PPO Services Agreement and the Software License Agreement.

        Transition Period:    as defined by Section 4.13(a).

        Transition Services Agreement:    as defined by Section 4.17.

        Workers' Compensation Network Access Agreement:    as defined in Section 4.15.

        Year-End Balance Sheet:    the audited consolidated balance sheet of the Company as of December 31, 2002.

        338 Elections:    as defined in Section 4.14(a).

        7.2    Interpretation.

        In this Agreement, the following rules of interpretation apply:

          (a)   references to Sections, Schedules and parties are references to sections or sub-sections of, schedules and parties to this Agreement;

          (b)   references to any Law include references to such Law as modified, codified or re-enacted;

          (c)   words importing the singular include the plural and vice versa;

          (d)   words importing one gender include the other genders;

          (e)   references to the word "including" do not imply any limitation; and

          (f)    references to months are to calendar months.

        7.3    Schedules.

        The parties acknowledge and agree that any exception to a representation and warranty contained in this Agreement that is disclosed in any of the Schedules under the caption referencing such representation and warranty shall be deemed to also be an exception to each other representation and warranty contained in this Agreement to the extent that it is reasonably apparent that such exception is applicable to such other representation and warranty. Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement, and the disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by the Seller or the Purchaser, as the case may be, in this Agreement or that it is material, nor shall such information be deemed to establish a standard of materiality.

ARTICLE VIII
GENERAL PROVISIONS.

        8.1    Modification; Waiver.    This Agreement may be modified only by a written instrument executed by the parties. Any of the terms and conditions of this Agreement may be waived in writing at any time on or prior to the Closing Date by the party entitled to their benefits.

        8.2    Entire Agreement.

        This Agreement, including the Schedules (which are hereby incorporated by reference and made a part of this Agreement), the other Transaction Documents and the Confidentiality Agreement contain the entire agreement of the parties with respect to the subject matter of this Agreement, the other Transaction Documents and the Confidentiality Agreement, and supersedes all other prior agreements, understandings, statements, representations and warranties, oral or written, express or implied, between the parties and their respective Affiliates, representatives and agents in respect of the subject matter of this Agreement.

        8.3    Relationship Between the Parties.

        The parties agree that this is an arm's length transaction in which the parties' undertakings and obligations are limited to the performance of their obligations under this Agreement.

        8.4    Termination.

        (a)   This Agreement may be terminated:

            (i)  by mutual consent of the Purchaser and the Seller; or

           (ii)  by the Purchaser or the Seller, if the Closing has not taken place on or before October 31, 2003, or such later date as the parties may have agreed to in writing, provided that the non-occurrence of the Closing is not attributable to a breach of the terms of this Agreement by the party seeking termination, and provided that this Agreement may be extended by written notice of either the Seller or the Purchaser to a date not later than February 29, 2004 if the non-occurrence of the Closing is a direct result of the conditions contained in Sections 5.1(a) or 5.1(c) not having been satisfied by such date.

        (b)   In the event of termination by the Seller or the Purchaser under this Section 8.4, written notice of termination must forthwith be given to the other party, and the transactions contemplated by this Agreement will be terminated without further action by either party.

        (c)   If the transactions contemplated by this Agreement are terminated as provided in this Section 8.4:

            (i)  the Purchaser will return to the Seller all documents and other materials received from the Seller, its Affiliates or its agents (including all copies of or materials developed from any such documents or other materials) relating to the transactions contemplated by this Agreement, whether obtained before or after the execution of this Agreement; and

           (ii)  all confidential information received by the Purchaser with respect to the Seller and its Affiliates will be treated in accordance with the Confidentiality Agreement, which will remain in full force and effect notwithstanding the termination of this Agreement.

        (d)   If this Agreement is terminated as provided in this Section 8.4, this Agreement will become null and void and of no further force or effect, except for Section 4.5 (relating to public announcements), Section 4.19 (relating to confidentiality) and Section 8.5 (relating to certain expenses). Nothing in this Section 8.4 will be deemed to release either party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of either party to compel specific performance by the other party of its obligations under this Agreement.

        8.5    Expenses.

        Except as expressly provided in this Agreement, whether or not the transactions contemplated in this Agreement are consummated, each party will be responsible for its own expenses incident to the preparation and performance of this Agreement and each of the other Transaction Documents.

        8.6    Further Assurances.

        Each party will execute and deliver such certificates and other documents and take such other actions as may reasonably be requested by the other party in order to consummate or implement the transactions contemplated by this Agreement and each of the other Transaction Documents.

        8.7    Notices.

        All notices, requests, demands and other communications under this Agreement must be in writing and will be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent by reputable overnight air courier two business days after mailing; (c) if sent by facsimile transmission, with a copy mailed on the same day in the manner provided in (a) or (b) above, when transmitted and receipt is confirmed by telephone; or (d) if otherwise actually personally delivered, when delivered, and shall be delivered as follows:

        if to Seller:

    Health Net, Inc.
    2165 Oxnard Street
    Woodland Hills, California 91367
    Fax: 818-676-7503
    Attention: B. Curtis Westen, Senior Vice President, Secretary and General Counsel

        with a copy to:

    Lord, Bissell & Brook
    115 South LaSalle Street
    Chicago, Illinois 60603
    Fax: 312-443-0336
    Attention: John E. Hrebec

        if to the Purchaser:

    First Health Group Corp.
    3200 Highland Avenue
    Downers Grove, IL 60515
    Fax: 630-719-0093
    Attention: Edward Wristen, Chief Executive Officer

        with a copy to:

    First Health Group Corp.
    3200 Highland Avenue
    Downers Grove, IL 60515
    Fax: 630-773-7518
    Attention: General Counsel

        and:

    Latham & Watkins LLP
    233 South Wacker Drive
    Suite 5800
    Chicago, Illinois 60606
    Fax: 312-993-9767
    Attention: Stephen S. Bowen

or to such other address or to such other Person as either party may have last designated by notice to the other party.

        8.8    Assignment.

        This Agreement will be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, but will not be assignable, by operation of law or otherwise, by either party without the prior written consent of the other party and any purported assignment or other transfer without such consent will be void and unenforceable, except that either party may assign this Agreement to any of its Affiliates without the consent of the other party; provided that no such assignment shall in any way affect the obligations or liabilities of the assigning party under this Agreement which shall remain in effect notwithstanding such assignment.

        8.9    No Third-Party Beneficiaries.

        Except as otherwise provided in this Agreement, nothing in this Agreement will confer any rights upon any Person that is not a party or a successor or permitted assignee of a party to this Agreement. All the terms and provisions of Section 4.8(b)(i) and Section 6.1 will bind and inure to the benefit of and be enforceable by the Purchaser Indemnified Parties and the Purchaser, respectively, and all the terms and provisions of Section 4.8(b)(ii) and Section 6.2 will bind and inure to the benefit of and be enforceable by the Seller Indemnified Parties and the Seller, respectively.

        8.10    Counterparts.

        This Agreement may be executed in counterparts, each of which will constitute one and the same instrument.

        8.11    Governing Law.

        This Agreement will be construed, performed and enforced in accordance with the laws of the State of Delaware without giving effect to its principles or rules of conflict of laws thereof to the extent such principles or rules would require or permit the application of the laws of another jurisdiction.

        8.12    Waiver of Punitive and Other Losses and Jury Trial.

        (a)   THE PARTIES EXPRESSLY WAIVE AND FOREGO ANY RIGHT TO RECOVER PUNITIVE OR SIMILAR DAMAGES IN ANY ARBITRATION, LAWSUIT, LITIGATION OR PROCEEDING ARISING OUT OF OR RESULTING FROM ANY CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO ANY OF THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED BY ANY OF THE TRANSACTION DOCUMENTS.

        (b)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER ANY OF THE TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO ANY OF THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED BY ANY OF THE TRANSACTION DOCUMENTS.

        (c)   EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF THE FOREGOING WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO ANY OF THE TRANSACTION DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12.

[the remainder of this page intentionally left blank]

        IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

HEALTH NET, INC.
By:	/s/ B. CURTIS WESTEN Name: B. Curtis Westen Title: Senior Vice President, General Counsel and Secretary
FIRST HEALTH GROUP CORP.
By:	/s/ EDWARD L. WRISTEN Name: Edward L. Wristen Title: President and CEO [Signature Page to Stock Purchase Agreement]

QuickLinks

Table of Contents
STOCK PURCHASE AGREEMENT
W I T N E S S E T H
ARTICLE I SALE AND PURCHASE
ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE SELLER
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
ARTICLE IV CERTAIN COVENANTS
ARTICLE V CONDITIONS PRECEDENT
ARTICLE VI INDEMNIFICATION
ARTICLE VII DEFINITIONS AND INTERPRETATION
ARTICLE VIII GENERAL PROVISIONS.